1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 27, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/08/27

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1	Press Release to Report Operating Results for the First Half of 2009

2	Financial Statements for the Six Months Ended June 30, 2009 and 2008 and Independent Auditors’ Report

3	Consolidated Financial Statements for the Six Months Ended June 30, 2009 and 2008 and Independent Auditors’ Report

4	GAAP Reconciliations of Consolidated Financial Statements for the Six Months Ended June 30, 2008 and 2009

Exhibit 1

Chunghwa Telecom Reports Operating Results

for the First Half of 2009

Taipei, Taiwan, R.O.C. August 27, 2009 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the first six months of 2009. All figures were presented on a consolidated basis and prepared in accordance to generally accepted accounting principles in the Republic of China (“ROC GAAP”).

(Comparisons, unless otherwise stated, are with the prior year period)

Financial Highlights for 1H09:

•	Total consolidated revenue decreased by 3.7% to NT$97.2 billion

•	Internet and data revenue decreased by 0.2% to NT$24.7 billion

•	Mobile revenue decreased by 2.9% to NT$35.2 billion; mobile VAS revenue increased by 18.5% to NT$4.1 billion

•	Net income totaled NT$22.3 billion, representing a decrease of 4.2%

•	Basic earnings per share (EPS) decreased by 4.1% to NT$2.09

Financial Highlights for 2Q09:

•	Total consolidated revenue decreased by 3.8% to NT$48.1 billion

•	Internet and data revenue remained flat at NT$12.3 billion; ADSL & FTTx revenue increased by 0.4% to NT$4.9 billion; Managed data services and other revenues increased by 11.1% to NT$1.2 billion

•	Mobile revenue decreased by 2.6% to NT$17.7 billion; mobile VAS revenue increased by 18.5% to NT$2.0 billion

•	Net income totaled NT$11.5 billion, representing a decrease of 8.3%

•	Basic earnings per share (EPS) decreased by 8.3% to NT$1.08

Revenues

Chunghwa’s total consolidated revenues for the first half of 2009 decreased by 3.7% year-over-year to NT$97.2 billion, of which 27.3% was from fixed-line services, 36.3% was from mobile services, 25.4% was from Internet and data services, and the remainder was mainly from handset sales from Chunghwa’s subsidiary SENAO on a consolidated basis. The primary reason for the total revenue decline was due to the deteriorating economic environment and market competition, which resulted in the reduced traffic for fixed line and mobile businesses.

For the mobile business, total revenue for the first half of 2009 amounted to NT$35.2 billion, representing a decline of 2.9% year-over-year. For the first half of 2009, Chunghwa achieved some progress via increased subscriber numbers of 3.0% and enhanced VAS service revenues of 18.5% compared to the first half of 2008. However, these successes were offset by the economic downturn and the market competition

Chunghwa’s internet and data revenue decreased slightly by 0.2% year-over-year to NT$24.7 billion in the first half of 2009, mainly due to the tariff reduction for HiNet and ADSL services. As of the end of first half of 2009, Chunghwa provides FTTx to about 1,342 thousand of subscribers, compared to 782 thousand as of the end of first half of 2008.

In the first half of 2009, fixed-line revenue totaled NT$26.5 billion, decreasing 7.7% year-over-year. The local and domestic long distance revenues decreased by 5.7% to NT$16.3 billion and by 10.5% to NT$3.8 billion year-over-year, respectively, for the first half of 2009. These decreases were mainly due to the economic downturn, as well as mobile and VOIP substitution. Similarly, international long distance revenue decreased by 10.7% year-over-year to NT$6.3 billion, as a result of the overall economic downturn, VOIP substitution and market competition.

Finally, other revenue decreased by 4.0% to NT$10.7 billion in the first half of 2009 compared to same period last year, mainly due to the decrease of handset sales.

For the second quarter of 2009, total revenue was NT$48.1 billion, a 3.8% decrease from the same period last year. Of this, 27.9% was from fixed-line services, 36.8% was from mobile services and 25.5% was from Internet and data services, with the remainder primarily attributed to the consolidation of NT$2.6 billion in revenue from SENAO.

Costs and expenses

Total operating costs and expenses for first half 2009 were NT$68.1 billion, a decrease of 0.7% compared to the first half 2008. For the second quarter of 2009, total operating costs and expenses were NT$33.1 billion, a decrease of 2.9% compared to the second quarter of 2008. Both decreases of costs and expenses in the first half and the second quarter of 2009 were mainly due to the decline of Senao’s operating costs primarily resulted from Senao’s revenue decline, as well as the decrease in the parent company’s depreciation expense. However, the operating expenses in first half 2009 were NT$13.9 billion, an increase of 3.3% compared the same period 2008. The increase was mainly due to additional ERP compensation and increased G&A expenses resulted from the establishment of subsidiaries in Singapore and Japan, etc. which commenced in the second half of 2008.

Income Tax

Income taxes for the first half of 2009 were NT$6.8 billion, representing a decrease of 2.1% compared to NT$7.0 billion for the first half of 2008. This was mainly due to the decrease of revenue resulting in an increase of effective tax rate.

EBITDA and Net Income

Both EBITDA and the operating profit for the first half of 2009 decreased by 8.0% to NT$47.4 billion and by 10.0% to NT$29.0 billion, respectively, primarily due to the revenue decrease. However, net income decreased only by 4.2% mainly because of a NT$2.7 billion valuation loss recognized in the first half of 2008 from the 10-year foreign currency derivative contract. EBITDA margin and the operating margin for the first half of 2009 were 48.8% and 29.9%, respectively, relatively stable compared to 51.0% for EBITDA margin and 32.0% for the operating margin in the first half of 2008.

Similarly, both EBITDA and the operating profit for second quarter of 2009 decreased by 5.2% to NT$24.1 billion and by 5.9% to NT$14.9 billion, respectively. The reasons for these declines are due to the overall revenue decrease. However, both EBITDA and operating profit margins for the second quarter of 2009 are relatively stable at 50.1% and 31.1%, respectively, compared to the second quarter of 2008. Net income decreased by 8.3% to NT$11.5 billion for the second quarter of 2009, at a relatively higher decline rate than the operating profit for the same period, mainly due to the reduced interest income generated from the lower interest rate.

Capital Expenditure (“Capex”)

The total capex for the first half of 2009 amounted to NT$10.3 billion, a 9.0% decrease compared to that of the same period in 2008. Of this capex figure, 73.2% was for wireline equipment (including fixed-line and Internet and data), 21.3% was for wireless equipment and the remainder was for other expenditures.

Cash Flow

Cash flow from operating activities for the first half of 2009 decreased by 21.0% to NT$34.3 billion compared to the first half of 2008, primarily due to the revenue decline, as well as due to the NT3.2 billion income tax refund received by the parent company in the first half of 2008.

As of June 30, 2009, the Company’s cash and cash equivalents totaled NT$83.4 billion, a decrease of 12.5% year-over-year compared to the same period last year, and the decrease was because of the cash payment from previously completed capital reduction program.

Businesses Performance Highlights:

Internet and Data Services

•

Total HiNet subscribers decreased to 4.07 million as of June 30, 2009. ADSL subscribers decreased by 156 thousand to 2.96 million quarter-over-quarter. This decline was offset by strong growth in FTTx subscriptions, with 148 thousand net additions to around 1.34 million over the course of the second quarter of 2009, compared to 782 thousand FTTx subscribers as of June 30, 2008. By the end of June 2009, the number of ADSL and FTTx subscriptions with a service speed of greater than 8 Mbps reached 1.78 million, representing 41.4% of total broadband subscribers, which was 32.1% as the end of June 2008

•

Overall, the Company had 4.3 million broadband subscribers (including ADSL and FTTx subscribers) at the end of June 2009, a 0.1% decrease in the number of total broadband subscriptions compared to the same period of last year.

•	Internet and data revenue decreased by 0.2% year-over-year to NT$24.7 billion in the first half of 2009, mainly due to tariff reduction for HiNet and ADSL services.

Mobile Services

•	As of June 30, 2009, Chunghwa had 9.04 million mobile subscribers, slightly up quarter-over-quarter by 0.7% compared to 8.98million as of March 31, 2009.

•

Chunghwa remained the leading mobile operator in Taiwan. According to statistics published by the NCC, at the end of June 2009, the Company’s total subscriber market share (including 2G, 3G and PHS) was 34.5%, while its revenue share was 33.1%.

•

Chunghwa had 251 thousand net additions to its 3G subscriber base during the second quarter of 2009, recording a 6.5% rise quarter-over-quarter in the total number of 3G subscribers to 4.1 million as of June 30, 2009.

•	Mobile VAS revenue for the first half of 2009 was NT$4.07 billion, a 18.5% year-over-year increase, with SMS revenue up 13.4% and mobile Internet revenue up 47.6% for the same period.

Fixed-line Services

•	At the end of June 2009, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.58 million.

Early Retirement Program

•

We started to offer an early-retirement program in second half of 2009. There were 240 employees participated in the program. Despite the ERP compensation of NT$300 million to be recognized in June, we will benefit from the cost savings for the rest of the year in 2009.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa’s annual reports on Form F-20 filed with the SEC.

The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw

Exhibit 2

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Six Months Ended June 30, 2009 and 2008 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of June 30, 2009 and 2008, and the related statements of income, changes in stockholders’ equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Taiwan International Standard Electronics Co., Ltd., of Viettel-CHT Co., Ltd. and of equity-accounted investee of SENAO of Senao Networks, Inc. The aggregate carrying values of these equity method investees were NT$661,122 thousand and NT$655,093 thousand, respectively, as of June 30, 2009 and 2008 and the equity in their losses and earnings were NT$21,400 thousand and NT$69,502 thousand, respectively, for the six months then ended. The financial statements of Taiwan International Standard Electronics Co., Ltd., of Viettel-CHT Co., Ltd. and of equity-accounted investee of SENAO of Senao Networks, Inc. as of and for the six months ended June 30, 2009 and the financial statements of Taiwan International Standard Electronics Co., Ltd. and of equity-accounted investee of SENAO of Senao Networks, Inc. as of and for the six months ended June 30 2008, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these equity method investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the financial reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to first paragraph present fairly, in all material respects, the financial position of the Company as of June 30, 2009 and 2008, and the results of their operations and cash flows for the six months then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the financial statements, on January 1, 2008, the Company adopted Interpretation 96-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the six months ended June 30, 2009 and 2008, and have expressed an modified unqualified opinion on those consolidated financial statements.

August 11, 2009

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2009		2008
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$78,572,933	17	$91,744,722	19
Financial assets at fair value through profit or loss (Notes 2 and 5)	22,423	—	135,238	—
Available-for-sale financial assets (Notes 2 and 6)	16,354,375	4	18,509,251	4
Held-to-maturity financial assets (Notes 2 and 7)	670,541	—	644,935	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,853,031 thousand in 2009 and $3,111,329 thousand in 2008 (Notes 2 and 8)	10,300,053	2	9,815,385	2
Receivables from related parties (Note 24)	217,058	—	468,729	—
Other current monetary assets (Notes 2, 9 and 26)	3,246,786	1	2,828,805	1
Inventories, net (Notes 2 and 10)	837,141	—	645,902	—
Deferred income tax assets (Notes 2 and 21)	74,196	—	1,073,256	—
Other current assets (Note 11)	5,335,560	1	6,844,682	2

Total current assets	115,631,066	25	132,710,905	28

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	8,482,350	2	7,376,058	2
Financial assets carried at cost (Notes 2 and 13)	2,236,048	1	2,261,048	—
Held-to-maturity financial assets (Notes 2 and 7)	4,536,191	1	763,852	—
Other monetary assets (Notes 14 and 25)	1,000,000	—	1,000,000	—

Total long-term investments	16,254,589	4	11,400,958	2

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 24)
Cost
Land	101,259,764	22	101,855,226	21
Land improvements	1,513,208	—	1,484,013	—
Buildings	62,686,423	14	62,433,677	13
Computer equipment	15,434,463	3	15,022,254	3
Telecommunications equipment	652,387,793	143	642,086,379	135
Transportation equipment	2,243,028	1	2,751,402	1
Miscellaneous equipment	7,159,198	2	7,418,057	2

Total cost	842,683,877	185	833,051,008	175
Revaluation increment on land	5,810,342	1	5,820,548	1

	848,494,219	186	838,871,556	176

Less: Accumulated depreciation	549,671,350	121	532,618,692	112

	298,822,869	65	306,252,864	64
Construction in progress and advances related to acquisition of equipment	14,212,625	3	14,370,085	3

Property, plant and equipment, net	313,035,494	68	320,622,949	67

INTANGIBLE ASSETS (Note 2)
3G concession	7,111,783	2	7,860,392	2
Others	356,524	—	299,993	—

Total intangible assets	7,468,307	2	8,160,385	2

OTHER ASSETS
Idle assets (Note 2)	926,640	—	927,512	—
Refundable deposits	1,288,994	1	1,243,701	—
Deferred income tax assets (Notes 2 and 21)	1,195,223	—	1,485,073	1
Others (Note 24)	860,916	—	652,963	—

Total other assets	4,271,773	1	4,309,249	1

TOTAL	$456,661,229	100	$477,204,446	100

	2009		2008
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$—	—	$3,313,291	1
Trade notes and accounts payable	5,608,657	1	6,919,396	1
Payables to related parties (Note 24)	1,464,771	—	1,678,379	—
Income tax payable (Notes 2 and 21)	6,523,855	2	7,807,133	2
Accrued expenses (Notes 3 and 16)	12,939,389	3	11,193,670	2
Dividends payable (Note 18)	37,138,775	8	40,716,130	9
Other current liabilities (Notes 17 and 24)	15,214,391	3	15,779,569	3

Total current liabilities	78,889,838	17	87,407,568	18

DEFERRED INCOME	2,145,289	1	1,831,946	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 23)	5,183,644	1	5,105,108	1
Customers’ deposits	6,047,305	1	6,236,222	2
Deferred credit - profit on intercompany transactions (Note 24)	1,485,916	1	1,117,755	—
Others	260,875	—	425,213	—

Total other liabilities	12,977,740	3	12,884,298	3

Total liabilities	94,107,853	21	102,218,798	21

STOCKHOLDERS’ EQUITY (Notes 2, 15, 18 and 19)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares Issued: 9,696,808 thousand shares in 2009 and 9,557,777 thousand shares in 2008	96,968,082	21	95,577,769	20

Preferred stock - $10 par value	—	—	—	—

Capital stock to be issued	9,696,808	2	1,390,313	—

Additional paid-in capital
Capital surplus	169,496,289	37	198,308,651	42
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	1,367	—

Total additional paid-in capital	169,509,462	37	198,323,188	42

Retained earnings
Legal reserve	56,987,241	12	52,859,566	11
Special reserve	2,675,894	1	2,675,419	1
Unappropriated earnings	22,265,116	5	19,532,657	4

Total retained earnings	81,928,251	18	75,067,642	16

Other adjustments
Cumulative translation adjustments	17,765	—	(12,295)	—
Unrecognized net loss of pension	(5)	—	(87)	—
Unrealized loss on financial instruments	(1,379,866)	—	(1,183,967)	—
Unrealized revaluation increment	5,812,879	1	5,823,085	1

Total other adjustments	4,450,773	1	4,626,736	1

Total stockholders’ equity	362,553,376	79	374,985,648	79

TOTAL	$456,661,229	100	$477,204,446	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 11, 2009)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2009		2008
	Amount	%	Amount	%

NET REVENUES (Note 24)	$90,301,418	100	$93,367,447	100

OPERATING COSTS (Note 24)	46,704,834	52	46,114,627	49

GROSS PROFIT	43,596,584	48	47,252,820	51

OPERATING EXPENSES (Note 24)
Marketing	11,987,497	13	12,625,911	13
General and administrative	1,694,373	2	1,599,300	2
Research and development	1,525,698	2	1,473,205	2

Total operating expenses	15,207,568	17	15,698,416	17

INCOME FROM OPERATIONS	28,389,016	31	31,554,404	34

NON-OPERATING INCOME AND GAINS
Interest income	324,528	1	845,778	1
Valuation gain on financial instruments, net	146,918	—	—	—
Equity in earnings of equity method investees, net	123,119	—	258,169	—
Foreign exchange gain, net	86,098	—	—	—
Dividends income	2,498	—	14,664	—
Gain on disposal of financial instruments, net	—	—	756,241	1
Others	285,545	—	152,504	—

Total non-operating income and gains	968,706	1	2,027,356	2

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of financial instruments, net	234,095	—	—	—
Impairment loss on assets	85,349	—	—	—
Loss on disposal of property, plant and equipment, net	9,138	—	40,518	—
Interest expense	2,775	—	132	—
Valuation loss on financial instruments, net	—	—	2,734,885	3
Foreign exchange loss, net	—	—	730,230	1
Others	99,631	—	51,874	—

Total non-operating expenses and losses	430,988	—	3,557,639	4

INCOME BEFORE INCOME TAX	28,926,734	32	30,024,121	32

INCOME TAX EXPENSES (Notes 2 and 21)	6,665,332	7	6,793,608	7

NET INCOME	$22,261,402	25	$23,230,513	25

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2009		2008
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE (Note 22)
Basic earnings per share	$2.71	$2.09	$2.81	$2.18

Diluted earnings per share	$2.70	$2.08	$2.81	$2.18

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 11, 2009)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

	Common Stock		Preferred Stock		Capi- tal Stock to Be Issued	Addi tional Paid-in Capital	Retained Earnings			Other Adjustments					Total Stock- holders’ Equity
										Cumu- lative Trans- lation Adjust- ments	Unrecog- nized Net Loss of Pen- sion	Un- realized Gain (Loss) on Finan- cial Instru- ments	Un- realized Reva- luation Incre- ment	Treasury Stock
	Shares (Thou- sands)	Amount	Shares (Thou- sands)	Amount			Legal Reserve	Special Reserve	Unappro- priated Earnings

BALANCE, JANUARY 1, 2009	9,696,808	$96,968,082	—	$—	$—	$179,206,270	$52,859,566	$2,675,894	$41,276,274	$29,474	$(84)	$(2,272,242)	$5,813,187	$—	$376,556,421

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	—	(308)	—	(308)

Appropriation of 2008 earnings
Legal reserve	—	—	—	—	—	—	4,127,675	—	(4,127,675)	—	—	—	—	—	—
Cash dividend - NT$3.83 per share	—	—	—	—	—	—	—	—	(37,138,775)	—	—	—	—	—	(37,138,775)

Cancellation of preferred stock (Note 18)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Capital surplus transferred to common stock	—	—	—	—	9,696,808	(9,696,808)	—	—	—	—	—	—	—	—	—

Net income for the six months ended June 30, 2009	—	—	—	—	—	—	—	—	22,261,402	—	—	—	—	—	22,261,402

Unrealized gain on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	—	7,773	—	—	7,773

Equity adjustments in investees	—	—	—	—	—	—	—	—	(6,110)	—	—	—	—	—	(6,110)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	(11,709)	—	—	—	—	(11,709)

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	—	79	—	—	—	79

Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	—	—	—	884,603	—	—	884,603

BALANCE, JUNE 30, 2009	9,696,808	$96,968,082	—	$—	$9,696,808	$169,509,462	$56,987,241	$2,675,894	$22,265,116	$17,765	$(5)	$(1,379,866)	$5,812,879	$—	$362,553,376

BALANCE, JANUARY 1, 2008	9,667,845	$96,678,451	—	$—	$—	$200,605,563	$48,036,210	$2,678,723	$48,317,617	$(1,980)	$(90)	$37,508	$5,823,200	$(7,107,494)	$395,067,708

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	—	(115)	—	(115)

Appropriation of 2007 earnings
Legal reserve	—	—	—	—	—	—	4,823,356	—	(4,823,356)	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	—	(3,304)	3,304	—	—	—	—	—	—
Cash dividend - NT$4.26 per share	—	—	—	—	—	—	—	—	(40,716,130)	—	—	—	—	—	(40,716,130)
Stock dividend - NT$0.1 per share	—	—	—	—	955,778	—	—	—	(955,778)	—	—	—	—	—	—
Employees’ bonus - cash	—	—	—	—	—	—	—	—	(1,303,605)	—	—	—	—	—	(1,303,605)
Employees’ bonus - stock	—	—	—	—	434,535	—	—	—	(434,535)	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	—	(43,454)	—	—	—	—	—	(43,454)

Net income for the six months ended June 30, 2008	—	—	—	—	—	—	—	—	23,230,513	—	—	—	—	—	23,230,513

Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	—	(13,766)	—	—	(13,766)

Equity adjustments in investees	—	—	—	—	—	1,364	—	—	(18,846)	—	—	—	—	—	(17,482)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	(10,315)	—	—	—	—	(10,315)

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	—	3	—	—	—	3

Cancellation of treasury stock - 110,068 thousand common shares (Notes 2 and 19)	(110,068)	(1,100,682)	—	—	—	(2,283,739)	—	—	(3,723,073)	—	—	—	—	7,107,494	—

Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	—	(1,207,709)	—	—	(1,207,709)

BALANCE, JUNE 30, 2008	9,557,777	$95,577,769	—	$—	$1,390,313	$198,323,188	$52,859,566	$2,675,419	$19,532,657	$(12,295)	$(87)	$(1,183,967)	$5,823,085	$—	$374,985,648

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 11, 2009)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$22,261,402	$23,230,513
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	263,467	335,579
Depreciation and amortization	18,209,208	19,134,387
Valuation loss on inventory	30,370	24,487
Valuation loss (gain) on financial instruments, net	(146,918)	2,734,885
Amortization of premium (discount) of financial assets	7,617	(1,192)
Loss (gain) on disposal of financial instruments, net	234,095	(756,241)
Loss on disposal of property, plant and equipment, net	9,138	40,518
Impairment loss on assets	85,349	—
Equity in earnings of equity method investees, net	(123,119)	(258,169)
Dividends received from equity investees	393,115	—
Deferred income taxes	282,477	(1,185,404)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	171,783	543,031
Trade notes and accounts receivable	(368,679)	323,014
Receivables from related parties	125,958	(257,103)
Other current monetary assets	(1,096,489)	4,780,221
Inventories	(400,060)	768,521
Other current assets	(1,152,902)	(3,596,776)
Increase (decrease) in:
Trade notes and accounts payable	(3,215,674)	(3,637,407)
Payables to related parties	(710,099)	71,747
Income tax payable	1,090,225	846,629
Accrued expenses	(2,741,213)	(3,763,411)
Other current liabilities	347,131	1,105,918
Deferred income	72,992	326,796
Accrued pension liabilities	19,256	1,193,144

Net cash provided by operating activities	33,648,430	42,003,687

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(6,010,000)	(4,900,000)
Proceeds from disposal of available-for-sale financial assets	4,490,787	2,701,761
Acquisition of held-to-maturity financial assets	(1,948,505)	(300,000)
Proceeds from disposal of held-to-maturity financial assets	547,693	41,854
Acquisition of financial assets carried at cost	—	(200,000)
Proceeds from disposal of financial assets carried at cost	285,859	354,933
Acquisition of investments accounted for using equity method	(71,159)	(3,202,809)
Acquisition of property, plant and equipment	(10,004,743)	(11,225,747)
Proceeds from disposal of property, plant and equipment	1,095	1,823,900

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

	2009	2008
Increase in intangible assets	$(55,375)	$(52,971)
Increase in other assets	(148,974)	(138,629)

Net cash used in investing activities	(12,913,322)	(15,097,708)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	(19,012)	(48,546)
Decrease in other liabilities	(165,512)	(307,498)
Capital reduction	(19,115,554)	(9,557,777)

Net cash used in financing activities	(19,300,078)	(9,913,821)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,435,030	16,992,158

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	77,137,903	74,752,564

CASH AND CASH EQUIVALENTS, END OF PERIOD	$78,572,933	$91,744,722

SUPPLEMENTAL INFORMATION
Interest paid	$36	$132

Income tax paid	$5,292,630	$7,133,234

NON-CASH FINANCING ACTIVITIES
Dividends payable	$37,138,775	$40,716,130

Payables to employees’ bonuses and remuneration to directors and supervisors	$—	$1,347,059

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$9,358,701	$10,559,851
Payables to suppliers	646,042	665,896

	$10,004,743	$11,225,747

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data performed by a third-party valuation firm on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 11, 2009)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (GSM) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of June 30, 2009 and 2008, the Company had 24,425 and 24,519 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sales of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from the Company to equity method investees are eliminated if the Company has substantial control over these equity investees. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 6 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G Concession is valid through December 31, 2018. The 3G Concession is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

The Company adopted the Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stocks as well as the capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient for debiting purposes, the difference is charged to retained earnings.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

3. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified as operating cost. The adoption of the revised SFAS No. 10 does not have significant impact on the Company’s net income and basic earnings per share (after income tax) for the six months ended June 30, 2009. The Company reclassified non-operating losses of $24,487 thousand to operating costs for the six months ended June 30, 2008.

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. Beginning from 2009, such bonuses are classified as an operating activity for purposes of the statement of cash flows when paid.

4. CASH AND CASH EQUIVALENTS

	June 30
	2009	2008
Cash
Cash on hand	$89,142	$87,664
Bank deposits	9,729,204	16,542,583
Negotiable certificate of deposit, annual yield rate - ranging from 0.15%-0.50% and 2.00%-4.31% for 2009 and 2008, respectively.	48,150,000	49,449,950

	57,968,346	66,080,197
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.13%-0.15% and 1.99%-2.02% for 2009 and 2008, respectively.	20,604,587	25,664,525

	$78,572,933	$91,744,722

As of June 30, 2009 and 2008, foreign deposits in bank were as follows:

	June 30
	2009	2008
United States of America - New York (US$2,314 thousand and US$290,917 thousand for 2009 and 2008, respectively)	$75,936	$8,830,509
Hong Kong (US$35,377 thousand, EUR862 thousand, JPY10,016 thousand and GBP198 thousand for 2008)	—	1,130,090

	$75,936	$9,960,599

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2009	2008
Derivatives - financial assets
Currency swap contracts	$22,423	$—
Index future contracts	—	135,238

	$22,423	$135,238

Derivatives - financial liabilities
Currency option contracts	$—	$3,274,607
Forward exchange contracts	—	38,684

	$—	$3,313,291

Chunghwa entered into investment management agreements with a well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on April 14, 2009 and asked fund managers to dispose all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

Chunghwa entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts on June 30, 2009 and 2008 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
June 30, 2009

Currency swap contracts	USD/NTD	2009.07	USD	85,000/NTD2,788,879

June 30, 2008

Forward exchange contracts - sell	USD/NTD	2008.07-2008.09	USD	320,000
	EUR/USD	2008.08	EUR	18,105
	GBP/USD	2008.08	GBP	2,250
	JPY/USD	2008.08	JPY	523,000

The Company did not have any outstanding index future contracts on June 30, 2009.

Outstanding index future contracts on June 30, 2008 were as follows:

	Maturity Period	Units	Contract Amount (in Thousands)

June 30, 2008

AMSTERDAM IDX FUT	2008.07	13	EUR	1,209
IBEX 35 INDX FUTR	2008.07	7	EUR	897
CAC40 10 EURO FUT	2008.07	3	EUR	141
DAX INDEX FUTURE	2008.09	1	EUR	172
MINI S&P/MIB FUT	2008.09	37	EUR	1,155
FTSE 100 IDX FUT	2008.09	18	GBP	1,065
TOPIX INDEX FUTURE	2008.09	36	JPY	504,432
S&P 500 FUTURE	2008.09	16	USD	5,373
S&P 500 EMINI FUTURE	2008.09	38	USD	2,549

As of June 30, 2008, the deposits paid for outstanding index future contracts were $101,374 thousand.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US dollar at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa was required to make a cash payment to Goldman. The settlement amount was determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate was above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract will be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman with annual yield rate of 8%. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

Net gain and loss arising from financial assets and liabilities at fair value through profit or loss for the six months ended June 30, 2009 and 2008 were $43,027 thousand (including realized settlement loss of $70,985 thousand and valuation gain of $114,012 thousand) and $2,104,697 thousand (including realized settlement gain of $559,140 thousand and valuation loss of $2,663,837 thousand), respectively.

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2009	2008

Open-end mutual funds	$16,171,555	$17,483,417
Real estate investment trust fund	182,820	236,455
Foreign listed stocks	—	789,379

	$16,354,375	$18,509,251

For the six months ended June 30, 2009 and 2008, movements of unrealized gain or loss on financial instruments mentioned above were as follows:

	Six Months Ended June 30
	2009	2008

Balance, beginning of period	$(2,255,905)	$35,232
Recognized in stockholders’ equity	771,204	(1,396,494)
Transferred to profit or loss	113,399	188,785

Balance, end of period	$(1,371,302)	$(1,172,477)

Global economic and financial circumstances have significantly changed. As a result, the Company determined that the impairment losses of available-for-sale financial assets is other-than-temporary in nature, and recorded impairment losses of $85,349 thousand and nil for the six months ended June 30, 2009 and 2008, respectively. Chunghwa recorded impairment losses of $1,139,105 thousand in 2008.

7. HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2009	2008

Corporate bonds, nominal interest rate ranging from 0.799%-4.750% and 0.799%-2.680% for 2009 and 2008, respectively; effective interest rate ranging from 0.799%-2.950% and 0.799%-2.680% for 2009 and 2008, respectively	$4,388,813	$750,000
Financial institution bonds, nominal interest rate ranging from 1.950%-2.300% and 0.0%-4.0% for 2009 and 2008, respectively; effective interest rate ranging from 1.140%-2.900% and 2.45%-4.0% for 2009 and 2008, respectively	796,752	599,676
Collateralized loan obligation, nominal and effective interest rate were both 2.175% for 2009 and 2008	21,167	59,111

	5,206,732	1,408,787
Less: Current portion	670,541	644,935

	$4,536,191	$763,852

8. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2009	2008

Balance, beginning of period	$2,992,143	$3,290,123
Provision for doubtful accounts	258,776	332,403
Accounts receivable written off	(397,888)	(511,197)

Balance, end of period	$2,853,031	$3,111,329

9. OTHER CURRENT MONETARY ASSETS

	June 30
	2009	2008

Accrued custodial receipts from other carriers	$546,036	$641,245
Other	2,700,750	2,187,560

	$3,246,786	$2,828,805

10. INVENTORIES, NET

	June 30
	2009	2008

Work in process	$475,672	$171,293
Merchandise	361,469	474,609

	$837,141	$645,902

The operating costs related to inventories for the six months ended June 30, 2009 was $2,437,805 thousand, including the valuation loss on inventories of $30,370 thousand. The operating costs related to inventories for the six months ended June 30, 2008 was $2,228,570 thousand, including the valuation loss on inventories of $24,487 thousand.

11. OTHER CURRENT ASSETS

	June 30
	2009	2008

Prepaid expenses	$2,405,326	$3,411,415
Spare parts	1,868,913	2,323,784
Prepaid rents	883,735	762,115
Miscellaneous	177,586	347,368

	$5,335,560	$6,844,682

12. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2009		2008
	Carrying Value	% of Ownership	Carrying Value	% of Ownership

Listed
Senao International Co., Ltd. (“SENAO”)	$1,192,470	29	$1,207,996	31

Non-listed
Light Era Development Co., Ltd. (“LED”)	2,952,556	100	2,995,721	100
Chunghwa Investment Co., Ltd. (“CHI”)	841,475	49	876,867	49
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	782,281	100	—	—
Chunghwa System Integration Co., Ltd. (“CHSI”)	712,953	100	781,034	100
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	495,158	40	578,926	40
CHIEF Telecom Inc. (“CHIEF”)	433,045	69	415,145	69
InfoExplorer Co., Ltd. (“IFE”)	279,423	49	—	—
Donghwa Telecom Co., Ltd. (“DHT”)	224,105	100	15,393	100
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	152,699	100	101,297	100
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	88,198	33	88,207	33
Skysoft Co., Ltd. (“SKYSOFT”)	85,775	30	78,973	30
Chunghwa Telecom Global, Inc. (“CHTG”)	69,024	100	77,695	100
KingWaytek Technology Co., Ltd. (“KWT”)	69,003	33	75,671	33
Spring House Entertainment Inc. (“SHE”)	47,986	56	40,250	56
So-Net Entertainment Taiwan (“So-net”)	44,929	30	—	—
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	11,270	100	—	—
ELTA Technology Co., Ltd. (“ELTA”)	—	—	42,883	32
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	—	100	—	100

	7,289,880		6,168,062

	$8,482,350		$7,376,058

On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of Senao International Co., Ltd. (“SENAO”) through SENAO’s private placement. However Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement. SENAO engages mainly in selling and maintaining mobile phone and its peripheral products.

Chunghwa established 100% shares of Light Era Development Co., Ltd. (“LED”) by prepaying $3,000,000 thousand in January 2008. LED completed its incorporation on February 12, 2008. LED engages mainly in development of property for rent and sale.

Chunghwa established Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) in July 2008, for a purchase price of $200,000 thousand, and increased its investment in CHTS for $610,659 thousand and $579,280 thousand in July 2009 and September 2008. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business. ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“SSVP”) in Singapore in October 2008 in order to maintain the current service. SSVP will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa prepaid $283,500 thousand to invest in InfoExplorer Co., Ltd. (“IFE”) and the record date of capital increase of IFE was January 5, 2009. Chunghwa acquired 49% of ownership. Chunghwa has control over IFE by obtaining above half of seats of the board of directors of IFE on January 20, 2009, which was IFE’s stockholder’s meeting. IFE mainly engages in information system planning and maintenance, software development, and information technology consultation services.

Chunghwa invested in Donghwa Telecom Co., Ltd. (“DHT”) in September 2008 and December 2007 for a purchase price of $189,833 thousand and $11,430 thousand. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa established Viettel-CHT Co., Ltd. (“Viettel-CHT”) with Viettel Co., Ltd. in Vietnam in April 2008, by investing $91,239 thousand cash. Viettel-CHT engages mainly in IDC services.

Chunghwa invested in KingWaytek Technology Co., Ltd. (“KWT”) in January 2008, for a purchase price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa increased its ownership of Spring House Entertainment Inc. (“SHE”) from 30% to 56% in January 2008, for a purchase price of $39,800 thousand, and SHE becomes a subsidiary of Chunghwa. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development.

Chunghwa participated in So-net Entertainment Taiwan’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net Entertainment Taiwan engages mainly in online service and sale of computer hardware.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”), a 100% owned subsidiary in October 2008 by investing $6,140 thousand cash, and increased its investment on CHTJ by investing $11,151 thousand cash in January 2009. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

ELTA engages mainly in professional on-line and mobile value-added content aggregative services. Chunghwa sold all shares of ELTA with carrying value $51,152 thousand on July 23, 2008 for a selling price of $44,047 thousand and recognized a disposal loss of $7,105 thousand.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) and Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

The equity in earnings for the six months ended June 30, 2009 and 2008 were based on the audited financial statements.

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13. FINANCIAL ASSETS CARRIED AT COST

	June 30
	2009		2008
	Carrying Value	% of Ownership	Carrying Value	% of Ownership

Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	34,500	12	49,500	12
Essence Technology Solution, Inc. (“ETS”)	10,000	9	20,000	9

	$2,236,048		$2,261,048

Chunghwa invested in IBT II in January 2008, for a purchase price of 200,000 thousand. IBT II engages mainly in investment and completed its incorporation on February 13, 2008.

Chunghwa invested in GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC was not authorized by NCC, and notified Chunghwa on May 5, 2008 that Chunghwa should dispose of its investment in GMC no later than June 30, 2008; otherwise, NCC would fine Chunghwa according to the Telecommunication Act. In April 2008, Chunghwa disposed of a portion of its investment in GMC (4,100 thousand shares) and filed an appeal to NCC to suspend the enforcement. In July 2008, NCC resolved that according to the Administrative Penalty Act, Chunghwa could not divest of its investment in the short time period provided and that Chunghwa would not be subject to fines as noted above. In October 2008, NCC revoked the original decree about Chunghwa’s investment in GMC, therefore, Chunghwa did not dispose of its remaining holding in GMC.

After evaluating the investments in RPTI and ETS, Chunghwa determined the investment in RPTI and ETS were impaired and recognized impairment losses of $15,000 thousand and $10,000 thousand, respectively, for the year ended December 31, 2008.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC is not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFB”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14. OTHER MONETARY ASSETS - NONCURRENT

	June 30
	2009	2008

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund were used to finance various telecommunications infrastructure projects.

15. PROPERTY, PLANT AND EQUIPMENT

	June 30
	2009	2008

Cost
Land	$101,259,764	$101,855,226
Land improvements	1,513,208	1,484,013
Buildings	62,686,423	62,433,677
Computer equipment	15,434,463	15,022,254
Telecommunications equipment	652,387,793	642,086,379
Transportation equipment	2,243,028	2,751,402
Miscellaneous equipment	7,159,198	7,418,057

Total cost	842,683,877	833,051,008
Revaluation increment on land	5,810,342	5,820,548

	848,494,219	838,871,556

Accumulated depreciation
Land improvements	923,853	871,734
Buildings	16,805,966	15,714,076
Computer equipment	11,742,232	11,512,642
Telecommunications equipment	512,046,657	495,542,339
Transportation equipment	2,056,290	2,603,643
Miscellaneous equipment	6,096,352	6,374,258

	549,671,350	532,618,692

Construction in progress and advances related to acquisition of equipment	14,212,625	14,370,085

Property, plant and equipment, net	$313,035,494	$320,622,949

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments. As of June 30, 2009, the unrealized revaluation increment was decreased to $5,812,879 thousand by disposal of revaluation assets.

Depreciation on property, plant and equipment for the six months ended June 30, 2009 and 2008 amounted to $17,678,816 thousand and $18,636,189 thousand, respectively. No interest expense was capitalized for the six months ended June 30, 2009 and 2008.

16. ACCRUED EXPENSES

	June 30
	2009	2008

Accrued salary and compensation	$7,150,199	$7,725,061
Accrued employees’ bonuses and remuneration to directors and supervisors	2,322,659	757,661
Accrued franchise fees	1,137,051	1,219,579
Other accrued expenses	2,329,480	1,491,369

	$12,939,389	$11,193,670

17. OTHER CURRENT LIABILITIES

	June 30
	2009	2008

Advances from subscribers	$5,399,428	$5,226,374
Amounts collected in trust for others	2,268,896	2,580,798
Payables to constructors	2,012,710	1,025,968
Payables to equipment suppliers	1,247,747	1,312,458
Refundable customers’ deposits	1,012,910	955,192
Payables to employees’ bonuses and remuneration to directors and supervisors	—	1,347,059
Miscellaneous	3,272,700	3,331,720

	$15,214,391	$15,779,569

18. STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000 which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 9,696,808,181 shares are issued and outstanding as of June 30, 2009.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of June 30, 2009, the outstanding ADSs were 1,154,330 thousand common shares, which equaled approximately 115,433 thousand units and represented 11.90% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the six months ended June 30, 2009 and 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amounts and the amounts resoluted in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2008 and 2007 earnings of Chunghwa have been approved by the stockholders on June 19, 2009 and June 19, 2008 as follows:

	Appropriation and Distribution		Dividend Per Share
	2008	2007	2008	2007

Legal reserve	$4,127,675	$4,823,356	$—	$—
Special reserve	475	—	—	—
Reversal of special reserve	—	3,304	—	—
Cash dividends	37,138,775	40,716,130	3.83	4.26
Stock dividends	—	955,778	—	0.10
Employee bonus - cash	—	1,303,605	—	—
Employee bonus - stock	—	434,535	—	—
Remuneration to board of directors and supervisors	—	43,454	—	—

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand, respectively. The bonus to employees was all settled in cash. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the six months ended June 30, 2009.

Information on the appropriation of Chunghwa’s 2008 earnings, employee bonus and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with SFB. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $9,696,808 thousand to common capital stock. The stockholders further authorized the board of directors of Chunghwa to designate the record date of capital reduction after the capital reduction plan is effectively registered with SFB.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with SFB. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with SFB. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock, and the 2007 capital increase proposal was effectively registered with SFB.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $9,667,845 thousand to common capital stock and was effectively registered with SFB. Chunghwa designated October 19, 2007 and December 29, 2007 as the record date and the stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by $9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of $9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represented treasury stock of $110,068 thousand held by Chunghwa and concurrently cancelled. Such cash payment to stockholders was made in January 2008.

19. TREASURY STOCK

	Six Months Ended June 30
	2009	2008

Balance, beginning of period	—	110,068
Decrease	—	110,068

Balance, end of period	—	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The Company shall neither pledge treasury stock nor exercise stockholders’ rights on these shares, such as rights to receive dividends and to vote.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining treasury stock of 110,068 thousand shares amounted $7,107,494 thousand was cancelled on February 21, 2008.

20. COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2009
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$6,075,780	$4,137,113	$10,212,893
Insurance	423,519	291,536	715,055
Pension	805,479	570,654	1,376,133
Other compensation	3,993,505	2,742,003	6,735,508

	$11,298,283	$7,741,306	$19,039,589

Depreciation expense	$16,733,371	$945,445	$17,678,816

Amortization expense	$454,444	$75,512	$529,956

	Six Months Ended June 30, 2008
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$6,028,408	$4,132,847	$10,161,255
Insurance	284,013	192,257	476,270
Pension	800,023	567,919	1,367,942
Other compensation	3,844,789	2,647,897	6,492,686

	$10,957,233	$7,540,920	$18,498,153

Depreciation expense	$17,620,558	$1,015,631	$18,636,189

Amortization expense	$429,819	$67,943	$497,762

21. INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable is as follows:

	Six Months Ended June 30
	2009	2008
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$7,231,674	$7,506,021
Add (deduct) tax effects of:
Permanent differences	(96,567)	(278,522)
Temporary differences	19,312	1,367,337
Additional tax at 10% on undistributed earnings	6,441	—
Investment tax credits	(632,810)	(785,317)

Income tax payable	$6,528,050	$7,809,519

b.	Income tax expense consists of the following:

	Six Months Ended June 30
	2009	2008
Income tax payable	$6,528,050	$7,809,519
Income tax - separated	49,128	131,752
Income tax - deferred	282,477	(1,185,404)
Adjustments of prior years’ income tax	(194,323)	37,741

	$6,665,332	$6,793,608

In May 2009, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20% since 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

c.	Net deferred income tax assets (liabilities) consists of the following:

	June 30
	2009	2008
Current
Provision for doubtful accounts	$377,136	$513,261
Unrealized accrued expense	48,783	—
Unrealized foreign exchange loss	29,426	207,337
Valuation loss (gain) on financial instruments, net	(23,034)	835,079
Other	19,021	30,840

	451,332	1,586,517
Valuation allowance	(377,136)	(513,261)

Net deferred income tax assets - current	$74,196	$1,073,256

Noncurrent
Accrued pension cost	$1,131,060	$1,391,601
Impairment loss	64,163	80,502
Loss on disposal of property, plant and equipment	—	12,970

Net deferred income tax assets - noncurrent	$1,195,223	$1,485,073

d.	The related information under the Integrated Income Tax System is as follows:

	June 30
	2009	2008

Balance of Imputation Credit Account (ICA)	$12,629,060	$13,645,995

The actual creditable ratios distribution of Chunghwa’s of 2008 and 2007 for earnings were 30.61% and 28.81%, respectively.

e.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2005.

22. EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Six months ended June 30, 2009

EPS was calculated as follows:

Basic EPS
Income available to stockholders	$28,926,734	$22,261,402	10,666,489	$2.71	$2.09

Effect of dilutive potential common stock
SENAO’s stock options	(1,038)	(1,038)	—
Employee bonus	—	—	33,294

Diluted EPS
Income available to stockholders (including effect of dilutive potential common stock)	$28,925,696	$22,260,364	10,699,783	$2.70	$2.08

Six months ended June 30, 2008

Basic EPS
Income available to stockholders	$30,024,121	$23,230,513	10,666,489	$2.81	$2.18

Effect of dilutive potential common stock
SENAO’s stock options	(5,009)	(5,009)	—
Employee bonus	—	—	9,616

Diluted EPS
Income available to stockholders (including effect of dilutive potential common stock)	$30,019,112	$23,225,504	10,676,105	$2.81	$2.18

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the six months ended June 30, 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the six months ended June 30, 2009 and 2008 was due to the effect of potential common stock of stock options by SENAO.

The weighted average number of outstanding shares for EPS calculation has been retroactively adjusted for employee stock bonuses issued in 2008 as a result of the distribution of 2007 earnings and the issuance of stock dividends. The retroactive adjustments caused both of the basic and diluted EPS before income tax for the six months ended June 30, 2008 to decrease from NT$3.14 to NT$2.81, and both of the basic and diluted EPS for the six months ended June 30, 2008, to decrease from NT$2.43 to NT$2.18.

23. PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $5,440,162 thousand and $2,961,507 thousand as of June 30, 2009 and 2008, respectively.

Pension costs of Chunghwa were $1,412,661 thousand ($1,366,125 thousand subject to defined benefit plan and $46,536 thousand subject to defined contribution plan) and $1,410,232 thousand ($1,374,036 thousand subject to defined benefit plan and $36,196 thousand subject to defined contribution plan) for the six months ended June 30, 2009 and 2008, respectively.

24. TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
InfoExplorer Co., Ltd. (“IFE”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
So-net Entertainment Taiwan (“So-net”)	Equity-method investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before Chunghwa sold all shares in July 2008.
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI

b.	Significant transactions with the above related parties are summarized as follows:

	June 30
	2009		2008
	Amount	%	Amount	%

1) Receivables

Trade notes and accounts receivable
SENAO	$121,635	56	$273,901	59
CIYP	30,306	14	12,724	3
CHIEF	21,388	10	19,524	4
CHSI	14,800	7	—	—
CHTG	13,987	6	67,594	15
LED	—	—	91,134	19
Others	14,942	7	3,852	—

	$217,058	100	$468,729	100

	June 30
	2009		2008
	Amount	%	Amount	%

2) Payables

Trade notes payable, accounts payable, and accrued expenses
SENAO	$520,969	36	$727,653	43
TISE	349,389	24	183,439	11
CHSI	205,965	14	197,902	12
CHIEF	50,215	4	17,024	1
DHT	36,285	2	—	—
CHTG	25,173	2	18,128	1
SHE	12,212	1	—	—
CIYP	4,786	—	16,216	1
ELTA	—	—	19,225	1
Others	8,254	—	1,516	—

	1,213,248	83	1,181,103	70

Payables to constructors
TISE	15,412	1	41,628	3
CHSI	1,358	—	45,406	3

	16,770	1	87,034	6

Amounts collected in trust for others
SENAO	224,382	16	323,400	19
LED	—	—	74,962	4
Others	10,371	—	11,880	1

	234,753	16	410,242	24

	$1,464,771	100	$1,678,379	100

3) Revenue in advance - land (included in “other current liabilities”)

LED	$—	—	$80,677	—

	Six Months Ended June 30
	2009		2008
	Amount	%	Amount	%

4) Revenues

SENAO	$347,971	—	$1,093,469	1
CHIEF	111,274	—	99,869	—
CHTG	25,128	—	90,048	—
So-net	24,608	—	—	—
SKYSOFT	17,086	—	16,657	—
CIYP	8,167	—	13,400	—
CHSI	7,925	—	2,494	—
Others	14,239	—	17,094	—

	$556,398	—	$1,333,031	1

	Six Months Ended June 30
	2009		2008
	Amount	%	Amount	%

5) Operating costs and expenses

SENAO	$2,566,458	4	$3,350,546	6
TISE	232,188	1	285,372	1
CHSI	169,862	—	165,465	—
CHIEF	150,251	—	79,872	—
SHE	32,456	—	15,336	—
CIYP	25,844	—	101,364	—
CHTG	24,183	—	28,609	—
DHT	6,276	—	38,063	—
ELTA	—	—	189,232	—
Others	5,610	—	2	—

	$3,213,128	5	$4,253,861	7

6) Acquisition of property, plant and equipment

TISE	$214,625	2	$205,065	2
CHSI	187,788	2	324,994	3
CHTG	21,770	—	37,022	—
Others	268	—	—	—

	$424,451	4	$567,081	5

Chunghwa sold the land with a carrying value of $703,125 thousand to Light Era Development Co., Ltd. (“LED”) at price of $1,820,880 thousand. However, since the gain on disposal of land amounting to $1,117,755 thousand is unrealized, the gain is recognized as deferred credit - profit on intercompany transactions, and will not be recognized as revenue till the gain is realized in the future.

The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SENAO, CHIEF and CIYP were determined in accordance with mutual agreements.

25. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of June 30, 2009, Chunghwa’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisition of land and buildings of $209,770 thousand.

b.	Acquisition of telecommunications equipment of $16,446,119 thousand.

c.	Contracts to print billing, envelops and selling gifts $111,207 thousand.

d.	Chunghwa also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Rental Amount
2009 (from July 1, 2009 to December 31, 2009)	$893,421
2010	1,315,883
2011	1,021,957
2012	791,037
2013 and thereafter	690,997

e.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

f.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. Chunghwa had filed an appeal at the Taiwan Taipei District Court within the statutory period.

g.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court (the “Court”) on June 12, 2008. The complaint alleged that Chunghwa infringed Giga Media’s ROC Patent No. I 258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of $500,000 thousand and interest calculated at 5% for the period from one day following the date Chunghwa received the official notification from the Court to the payment date. As of audit report date, the case is still in the procedure of the first instance.

26. FAIR VALUES OF FINANCIAL INSTRUMENTS

a.	Carrying amount and fair value of financial instruments were as follows:

	June 30
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$78,572,933	$78,572,933	$91,744,722	$91,744,722
Financial assets at fair value through profit or loss	22,423	22,423	135,238	135,238
Available-for-sale financial assets	16,354,375	16,354,375	18,509,251	18,509,251
Held-to-maturity financial assets - current	670,541	670,541	644,935	644,935
Trade notes and accounts receivable, net	10,300,053	10,300,053	9,815,385	9,815,385
Receivables from related parties	217,058	217,058	468,729	468,729
Other current monetary assets	3,246,786	3,246,786	2,828,805	2,828,805
Investments accounted for using equity method	8,482,350	10,084,028	7,376,058	9,100,776
Financial assets carried at cost	2,236,048	2,236,048	2,261,048	2,261,048
Held-to-maturity financial assets - noncurrent	4,536,191	4,536,191	763,852	763,852
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,288,994	1,288,994	1,243,701	1,243,701
Liabilities
Financial liabilities at fair value through profit or loss	—	—	3,313,291	3,313,291
Trade notes and accounts payable	5,608,657	5,608,657	6,919,396	6,919,396
Payables to related parties	1,464,771	1,464,771	1,678,379	1,678,379
Accrued expenses	12,939,389	12,939,389	11,193,670	11,193,670
Dividends Payable	37,138,775	37,138,775	40,716,130	40,716,130
Amounts collected in trust for others (included in “other current liabilities”)	2,268,896	2,268,896	2,580,798	2,580,798
Payables to employees’ bonuses and remuneration to directors and supervisors (included in “other current liabilities”)	—	—	1,347,059	1,347,059
Payables to equipment suppliers (included in “other current liabilities”)	1,247,747	1,247,747	1,312,458	1,312,458
Payables to constructors (included in “other current liabilities”)	2,012,710	2,012,710	1,025,968	1,025,968
Refundable customers’ deposits (included in “other current liabilities”)	1,012,910	1,012,910	955,192	955,192
Hedging derivative financial liabilities (included in “other current liabilities”)	—	—	5,263	5,263
Customers’ deposits	6,047,305	6,047,305	6,236,222	6,236,222

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30		June 30
	2009	2008	2009	2008
Assets
Financial assets at fair value through profit or loss	$22,423	$135,238	$—	$—
Available-for-sale financial assets	16,354,375	18,509,251	—	—
Hedging derivative financial assets (classified as other current monetary assets)	17,374	—	—	—
Liabilities
Financial liabilities at fair value through profit or loss	—	38,684	—	3,274,607
Hedging derivative financial liabilities (classified as other current liabilities)	—	5,263	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, forward exchange contracts and currency option contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing; therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect Chunghwa’s exposure to default by those parties to be material.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into currency swap contracts and forward exchange contracts to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the six months ended June 30, 2009 and 2008.

Outstanding currency swap contracts and forward exchange contracts for hedge as of June 30, 2009 and 2008:

	Currency	Holding Period	Contract Amount (in Thousands)
June 30, 2009

Currency swap contracts	USD/NTD	2009.07	USD30,000/NTD984,471

June 30, 2008

Forward exchange contracts - sell	USD/NTD	2008.09	USD65,000

As of June 30, 2009, the currency swap contracts measured at fair value result in hedging derivative financial assets of $17,374 thousand (classified as other current monetary assets). As of June 30, 2008, the forward exchange contracts measured at fair value result in hedging derivative financial liabilities of $5,263 thousand (classified as other current liabilities).

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the six months ended June 30, 2009 and 2008 to reduce the exposure to foreign currency risk.

Outstanding forward exchange contracts as of June 30, 2009 and 2008:

	Currency	Holding Period	Contract Amount (in Thousands)
June 30, 2009

Buy	NTD/USD	2009.07	NTD	183,773

June 30, 2008

Buy	NTD/USD	2008.07	NTD	149,934

2)	Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly beneficiary certificates. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, SENAO would assess the risk before investing; therefore, no material market risk are anticipated.

3)	Credit risk

Credit risk represents the potential loss that would be incurred by SENAO if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions. Management does not expect SENAO’s exposure to default by those parties to be material. The maximum credit exposures of SENAO’s financial instruments are the same as its carrying amounts.

4)	Liquidation risk

SENAO has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

SENAO’s investments in domestic open-end mutual funds are traded in active markets and can be disposed readily approximately to their fair values. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market; therefore, material liquidation risk would be anticipated on financial assets carried at cost.

27. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 5.

j.	Financial transactions: Please see Notes 5 and 26.

k.	Investment in Mainland China: Please see Table 6.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

JUNE 30, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2009						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,192,470	29		$2,845,806	Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,952,556	100		2,953,075	Note 1
		Chunghwa Investment Co., Ltd.	Equity-method investee	Investments accounted for using equity method	98,000		841,475	49		917,666	Note 1
		Chunghwa Telecom Singapore Pte. Ltd.	Subsidiary	Investments accounted for using equity method	34,869		782,281	100		782,281	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		712,953	100		621,905	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		495,158	40		667,376	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		433,045	69		383,390	Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		279,423	49		224,564	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590		224,105	100		224,105	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		152,699	100		152,699	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		88,198	33		88,198	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		85,775	30		46,408	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		69,024	100		89,988	Note 1
		KingWaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		69,003	33		15,230	Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		47,986	56		32,992	Note 1
		So-net Entertainment Taiwan	Equity-method investee	Investments accounted for using equity method	3,429		44,929	30		27,075	Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		11,270	100		11,270	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	1 dollar	100	US$	1 dollar	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	1 dollar	100	US$	1 dollar	Note 3
		Taipei Financial Center	—	Financial assets carried at cost	172,927		1,789,530	12		1,371,753	Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000		200,000	17		206,833	Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	12,696		127,018	11		116,569	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000	8		71,245	Note 2
		PRTI International	—	Financial assets carried at cost	9,234		34,500	12		34,925	Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000		10,000	9		3,979	Note 2

		REITS
		Fubon No. 1 Fund	—	Available-for-sale financial assets	9,141		91,410	—		97,626	Note 5
		Cathay No. 2 REIT	—	Available-for-sale financial assets	1,125		11,250	—		11,194	Note 5
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000		100,000	—		74,000	Note 5

		Beneficiary certificates (mutual fund)
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	600		15,000	—		11,556	Note 4
		PCA Well Pool Fund	—	Available-for-sale financial assets	194,181		2,500,000	—		2,518,912	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	104,520	$1,500,000	—	$1,511,002	Note 4
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	126,106	1,500,000	—	1,502,581	Note 4
		Polaris De-Li Fund	—	Available-for-sale financial assets	225,901	3,500,000	—	3,520,331	Note 4
		Fuh-Hwa Bond Fund	—	Available-for-sale financial assets	108,849	1,500,000	—	1,502,024	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	535	206,588	—	169,632	Note 4
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	128,053	Note 4
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	8,713	336,405	—	321,117	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	4	55,632	—	67,298	Note 4
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	324	126,425	—	109,991	Note 4
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	78	443,097	—	373,985	Note 4
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	421,179	Note 4
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	302,293	Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	17,813	234,684	—	202,631	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	20,000	232,731	—	210,000	Note 4
		Capital Value Balance Fund	—	Available-for-sale financial assets	11,285	200,000	—	164,621	Note 4
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	99,483	Note 4
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	71,584	Note 4
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	13,059	175,000	—	137,903	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	298,392	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,967	210,000	—	217,664	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	154,264	Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	107,115	Note 4
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	22,838	250,000	—	244,481	Note 4
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000	—	44,417	Note 4
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	182,642	Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	103,800	Note 4
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	110,971	Note 4
		JPMorgan Funds-Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	106,345	Note 4
		MFS Meridian Funds-Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	84,264	Note 4
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	144	122,175	—	65,718	Note 4
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13	162,990	—	88,487	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	879	560,819	—	416,878	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	295	171,568	—	102,090	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	259	233,543	—	134,270	Note 4
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	110,305	Note 4
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	131,026	Note 4
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	9,071	125,000	—	122,250	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Bonds
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	$150,000	—	$150,000	Note 7
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Mega Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 7
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A issue	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Formosa Petrochemical Corp.	—	Held-to-maturity financial assets	—	99,868	—	99,868	Note 7
		Taiwan Power Company 3rd Boards in 2008	—	Held-to-maturity financial assets	—	149,938	—	149,938	Note 7
		GreTai Company 1st Unsecured Corporate Bonds-A issue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	—	Held-to-maturity financial assets	—	99,447	—	99,447	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008.	—	Held-to-maturity financial assets	—	49,925	—	49,925	Note 7
		Taiwan Power Company 5th Boards in 2008	—	Held-to-maturity financial assets	—	273,038	—	273,038	Note 7
		Yuanta Securities Finance Co. Ltd. 1nd Unsecured Corporate Bonds-A Issue in 2007	—	Held-to-maturity financial assets	—	100,043	—	100,043	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	300,989	—	300,989	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	408,659	—	408,659	Note 7
		Taiwan Power Company 3rd Boards in 2006	—	Held-to-maturity financial assets	—	201,284	—	201,284	Note 7
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	182,865	—	182,865	Note 7
		Formosa Petrochemical Corporation Bond Issue in 2006	—	Held-to-maturity financial assets	—	201,721	—	201,721	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	205,214	—	205,214	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	405,048	—	405,048	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	104,176	—	104,176	Note 7
		Taiwan Power Co. 4th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	52,264	—	52,264	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008.	—	Held-to-maturity financial assets	—	103,411	—	103,411	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008.	—	Held-to-maturity financial assets	—	201,346	—	201,346	Note 7
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,877	—	99,877	Note 7
		MLPC 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	199,667	—	199,667	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2009						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value

		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—		$100,033	—		$100,033	Note 7
		China Development Industrial B	—	Held-to-maturity financial assets	—		197,645	—		197,645	Note 7
		Cathay United Bank 9st Financial Debentures-03 Issue in 2004	—	Held-to-maturity financial assets	—		199,920	—		199,920	Note 7
		Hua Nan Commercial Bank 2nd of the two Subordinate Financial Debentures Issue in 2004	—	Held-to-maturity financial assets	—		99,964	—		99,964	Note 7
		China Development Industrial Bank 2nd Financial Debentures issue in 2006	—	Held-to-maturity financial assets	—		198,411	—		198,411	Note 7
		TaipeiFubon Bank 1st Financial Debentures-BA Issue in 2005	—	Held-to-maturity financial assets	—		100,812	—		100,812	Note 7
		Enterprise Debt Securitization Cathay United Bank CLO 96-1	—	Held-to-maturity financial assets	—		21,167	—		21,167	Note 7

1	Senao International Co., Ltd.	Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,152		269,365	42		269,365	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000	9		12,081	Note 2

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,856	100		1,856	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400		1,128	100		1,128	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200		7,145	100		7,145	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—	2		—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450	10		6,484	Note 2

3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	500	(US$	13,245 404)	100	(US$	13,245 404)	Note 1
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000	—		12,951	Note 4
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000	—		10,653	Note 4

4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	(US$	13,241 404)	100	(US$	13,241 404)	Note 1

5	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	—	(SG$	409,790 18,068)	38	(SG$	409,790 18,068)	Note 1

Note 1:	The net asset values of investees were based on audited financial statements.
Note 2:	The net asset values of investees were based on unaudited financial statements.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage, yet. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.
Note 4:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values on June 30, 2009.
Note 5:	Market value was based on the closing price of June 30, 2009.
Note 6:	Showing at their original carrying amounts without the adjustments of fair values, except for held-to-maturity financial assets.
Note 7:	The net asset values of investees were based on amortized cost.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	$—	126,106	$1,500,000	—	$—	$—	$—	126,106	$1,500,000
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	97,388	1,500,000	128,513	2,000,000	—	—	—	—	225,901	3,500,000
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	—	—	108,849	1,500,000	—	—	—	—	108,849	1,500,000
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	117,079	1,500,000	77,102	1,000,000	—	—	—	—	194,181	2,500,000
		MFS Meridian Emerging Markets Debt Fund	Available-for-sale financial assets	—	—	336	208,578	—	—	336	231,575	208,578	22,997	—	—
		Fidelity Fds Intl Bond	Available-for-sale financial assets	—	—	14,644	565,387	—	—	5,931	213,940	228,982	(15,042)	8,713	336,405
		Sinopia Alternative Funds - Global Bond Market Neutral Fund 600	Available-for-sale financial assets	—	—	—	623,332	—	—	—	684,208	647,917	36,291	—	—
		Fubon Taiwan Selected Fund	Available-for-sale financial assets	—	—	100,000	618,404	—	—	100,000	671,052	618,104 (Note 4)	52,948	—	—
		HSBC Taiwan Balanced Strategy Fund	Available-for-sale financial assets	—	—	100,000	797,811	—	—	100,000	794,099	769,374 (Note 4)	24,725	—	—
		Cathay Chung Hwa No. 1 Fund	Available-for-sale financial assets	—	—	100,000	717,909	—	—	100,000	696,522	710,886 (Note 4)	(14,364)	—	—
		Fuh Hwa Power Fund III	Available-for-sale financial assets	—	—	100,000	726,771	—	—	100,000	717,136	677,182 (Note 4)	39,954	—	—

		Bonds
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	Held-to-maturity financial assets	—	—	—	—	—	262,500 (Note 2)	—	—	—	—	—	262,500 (Note 2)
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		Nan Ya Company 3rd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2007	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 2)	—	—	—	—	—	400,000 (Note 2)
		MLPC 1st Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008.	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		TaipeiFubon Bank 1st Financial Debentures-BA Issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008.	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

5	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satelite Ventures Pte., Ltd.	Investment accounted for using equipment	—	Equity-method investee	—	$ (SG$	108,212 4,736)	—	$ ( SG$	302,629 13,366)	—	$—	$—	$—	—	$ (SG$	409,790 18,068 (Note 3	) )

Note 1:	Showing at their original carrying amounts without adjustments of fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The ending balance includes $746 thousand and $305 thousand which are investment loss recognized under equity method and cumulative translation adjustments, respectively.
Note 4:	The carrying amount of disposal was decreased by impairment losses.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$2,566,458 (Note 3)	4	30-90 days	(Note 2)	(Note 2)	$(520,969)		(7)
				Sales	347,971 (Note 4)	—	30 days	(Note 2)	(Note 2)	121,635		1
		CHIEF Telecom Inc.	Subsidiary	Purchase	150,251	—	30 days	(Note 2)	(Note 2)	(50,215)		(1)
				Sales	111,274 (Note 5)	—	30 days	(Note 2)	(Note 2)	21,119		—
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	169,862 (Note 7)	—	30 days	—	—	(205,944 (Note 6	) )	(3)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	232,188	1	30-90 days	—	—	(364,801)		(5)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,566,835 (Note 3)	29	30-90 days	(Note 2)	(Note 2)	520,969		42
				Purchase	326,547 (Note 4)	5	30 days	(Note 2)	(Note 2)	(121,635)		(10)

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	150,251	28	30-90 days	(Note 2)	(Note 2)	50,215		32
				Purchase	110,818 (Note 5)	21	30 days	(Note 2)	(Note 2)	(21,119)		(18)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	377,500 (Note 7)	57	30 days	—	—	207,302 (Note 6)		49

Note 1:	Excluding payment and receipts on behalf of other.
Note 2:	Transaction terms were determined in accordance with mutual agreements.
Note 3:	The difference was because Chunghwa classified the amount as property, plant and equipment and other current assets.
Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.
Note 5:	The difference was because CHIEF Telecom Inc. classified the amount as operating expenses.
Note 6:	The difference was because Chunghwa classified the amount as payables to constructors.
Note 7:	The difference was because Chunghwa classified the amount as property, plant and equipment.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$121,635	14.88	$—	—	$121,635	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	745,120	9.29	—	—	22	—
2	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	207,302	1.70	—	—	207,302	—

Note:	Payments and receipts on behalf of other are excluded from the accounts receivable for calculating the turnover rate.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2009			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					June 30, 2009	December 31, 2008	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,192,470	$518,820	$149,609	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,952,556	(23,940)	(23,878)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment	980,000	980,000	98,000	49	841,475	13,460	6,595	Equity-method investee
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	779,280	779,280	34,869	100	782,281	(2,386)	(2,386)	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	712,953	4,462	(3,748)	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	495,158	(83,262)	(24,353)	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	433,045	5,621	5,203	Subsidiary
		InfoExplorer Co., Ltd.	Banqiae City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	—	22,498	49	279,423	(1,635)	(4,077)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	201,263	51,590	100	224,105	2,570	2,570	Subsidiary
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	152,699	41,427	42,154	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	91,239	91,239	—	33	88,198	(8,279)	(2,759)	Equity-method investee
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	85,775	2,608	783	Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	69,024	19,569	(1,640)	Subsidiary
		KingWaytek Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	69,003	(8,789)	(5,714)	Equity-method investee
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	47,986	4,602	2,873	Subsidiary
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	—	3,429	30	44,929	(50,260)	(15,079)	Equity-method investee
		Chunghwa Telecom Japan Ptd., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	6,140	1	100	11,270	(3,034)	(3,034)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	206,190	206,190	15,152	42	269,365	45,401	19,641	Equity-method investee

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2009				Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					June 30, 2009		December 31, 2008		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service		$2,000		$2,000	200	100		$1,856		$(108)			$(108)		Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring	(HK$	1,678 400)	(HK$	1,678 400)	400	100		1,128		(82)			(82)		Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 (200)	200	100		7,145		531			531		Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	(US$	16,179 500)	(US$	16,179 500)	500	100	(US$	13,245 404)	(US$	112 3)		(US$	112 3)		Subsidiary
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	16,179 500)	(US$	16,179 500)	500	100	(US$	13,241 404)	(US$	112 3)		(US$	112 3)		Subsidiary
5	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Ptd., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SG$	410,841 18,102)	(SG$	108,212 4,735)	—	38	(SG$	409,790 18,068)	(SG$	(1,956 89	) ))	(SG$	(746 34	) ))	Equity-method investee

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2009		Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2009		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)		Carrying Value as of June 30, 2009		Accumulated Inward Remittance of Earnings as of June 30, 2009
							Outflow	Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	16,179 500)	Note 1	$ (US$	16,179 500)	$—	$—	$ (US$	16,179 500)	100%	$ (US$	112 3)	$ (US$	13,241 404)	$—

Accumulated Investment in Mainland China as of June 30, 2009		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ (US$	16,179 500)	$ (US$	16,179 500)	$373,143 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ audited financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Exhibit 3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2009 and 2008 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of June 30, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Taiwan International Standard Electronics Co., Ltd., of Viettel - CHT Co., Ltd. and of Senao Networks, Inc. The aggregate carrying values of these equity method investees were NT$852,721 thousand and NT$830,220 thousand, respectively, as of June 30, 2009 and 2008 and the equity in their losses and earnings were NT$7,471 thousand and NT$80,097 thousand, respectively, for the six months then ended. The financial statements of Taiwan International Standard Electronics Co., Ltd., of Viettel - CHT Co., Ltd. and of Senao Networks, Inc. as of and for the six months ended June 30, 2009 and the financial statements of Taiwan International Standard Electronics Co., Ltd. and of Senao Networks Inc. as of and for the six months ended June 30, 2008, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these equity method investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the financial reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements referred to first paragraph present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2009 and 2008, and the results of their operations and their cash flows for the six months ended June 30, 2009 and 2008, in conformity with accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, beginning from January 1, 2008, the Company changed its method of accounting for bonuses paid to employees, directors and supervisors upon adoption of Interpretation 96-052 issued by the Accounting and Research Development Foundation in the Republic of China.

August 11, 2009

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2009		2008
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$83,422,659	18	$95,346,400	20
Financial assets at fair value through profit or loss (Notes 2 and 5)	22,454	—	135,307	—
Available-for-sale financial assets (Notes 2 and 6)	16,377,979	4	18,979,469	4
Held-to-maturity financial assets (Notes 2 and 7)	670,541	—	644,935	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,901,489 thousand in 2009 and $3,191,412 thousand in 2008 (Notes 2 and 8)	10,969,179	2	10,597,817	2
Receivables from related parties (Note 28)	113,429	—	2,033	—
Other current monetary assets (Notes 2, 9 and 31)	2,974,798	1	2,628,413	1
Inventories (Notes 2, 10 and 20)	3,229,670	1	3,369,478	1
Deferred income tax assets (Notes 2 and 25)	101,554	—	1,122,788	—
Restricted assets (Notes 29 and 30)	101,843	—	2,865	—
Other current assets (Notes 11 and 20)	5,783,318	1	7,097,509	1

Total current assets	123,767,424	27	139,927,014	29

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	2,303,693	1	1,992,999	—
Financial assets carried at cost (Notes 2 and 13)	2,251,498	—	2,276,498	1
Held-to-maturity financial assets (Notes 2 and 7)	4,536,191	1	763,852	—
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,029,100	—

Total long-term investments	10,091,382	2	6,062,449	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28 and 29)
Cost
Land	101,474,866	22	102,056,021	21
Land improvements	1,513,208	—	1,484,013	—
Buildings	63,157,815	14	62,850,705	13
Computer equipment	15,823,342	3	15,404,617	3
Telecommunications equipment	653,783,918	142	642,939,298	134
Transportation equipment	2,244,208	—	2,753,805	1
Miscellaneous equipment	7,283,620	2	7,479,111	2

Total cost	845,280,977	183	834,967,570	174
Revaluation increment on land	5,810,342	1	5,820,548	1

	851,091,319	184	840,788,118	175
Less: Accumulated depreciation	550,588,704	119	533,362,947	111

	300,502,615	65	307,425,171	64
Construction in progress and advances related to acquisition of equipment	14,181,979	3	14,425,108	3

Property, plant and equipment, net	314,684,594	68	321,850,279	67

INTANGIBLE ASSETS (Note 2)
3G concession	7,111,783	2	7,860,392	2
Goodwill	264,128	—	226,257	—
Others	524,652	—	464,533	—

Total intangible assets	7,900,563	2	8,551,182	2

OTHER ASSETS
Leased assets (Note 29)	642,655	—	442,787	—
Idle assets (Note 2)	985,728	—	963,460	—
Refundable deposits	1,336,669	1	1,407,108	—
Deferred income tax assets (Notes 2 and 25)	1,254,441	—	1,534,088	1
Restricted assets (Note 29)	29,104	—	8,532	—
Others	820,105	—	758,113	—

Total other assets	5,068,702	1	5,114,088	1

TOTAL	$461,512,665	100	$481,505,012	100

	2009		2008
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$256,000	—	$75,000	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	501	—	3,313,372	1
Trade notes and accounts payable	7,106,260	2	8,931,645	2
Payables to related parties (Note 28)	371,468	—	249,203	—
Income tax payable (Notes 2 and 25)	6,683,388	1	7,976,754	2
Accrued expenses (Note 17)	13,570,531	3	11,597,582	2
Dividends payable (Note 21)	37,138,775	8	40,716,130	8
Current portion of long-term loans (Note 19)	104,668	—	4,200	—
Other current liabilities (Notes 2, 18, 20, 28 and 31)	16,605,341	4	17,121,405	4

Total current liabilities	81,836,932	18	89,985,291	19

NONCURRENT LIABILITIES
Long-term loans (Note 19)	270,043	—	33,640	—
Deferred income	2,145,289	1	1,831,946	—

Total noncurrent liabilities	2,415,332	1	1,865,586	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	5,192,642	1	5,108,399	1
Customers’ deposits	6,054,883	1	6,328,579	2
Others	269,607	—	439,709	—

Total other liabilities	11,517,132	2	11,876,687	3

Total liabilities	95,864,382	21	103,822,550	22

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 15, 21 and 23)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares in 2009 and 9,557,777 thousand shares in 2008	96,968,082	21	95,577,769	20

Preferred stock - $10 par value	—	—	—	—

Capital stock to be issued	9,696,808	2	1,390,313	—

Additional paid-in capital
Capital surplus	169,496,289	36	198,308,651	41
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	1,367	—

Total additional paid-in capital	169,509,462	36	198,323,188	41

Retained earnings
Legal reserve	56,987,241	12	52,859,566	11
Special reserve	2,675,894	1	2,675,419	1
Unappropriated earnings	22,265,116	5	19,532,657	4

Total retained earnings	81,928,251	18	75,067,642	16

Other adjustments
Cumulative translation adjustments	17,765	—	(12,295)	—
Unrecognized net loss of pension	(5)	—	(87)	—
Unrealized loss on financial instruments	(1,379,866)	—	(1,183,967)	—
Unrealized revaluation increment	5,812,879	1	5,823,085	1

Total other adjustments	4,450,773	1	4,626,736	1

Total equity attributable to stockholders of the parent	362,553,376	78	374,985,648	78

MINORITY INTEREST	3,094,907	1	2,696,814	—

Total stockholders’ equity	365,648,283	79	377,682,462	78

TOTAL	$461,512,665	100	$481,505,012	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 11, 2009)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2009		2008
	Amount	%	Amount	%

NET REVENUES (Note 28)	$97,178,944	100	$100,922,554	100

OPERATING COSTS (Note 28)	54,269,907	56	55,217,765	55

GROSS PROFIT	42,909,037	44	45,704,789	45

OPERATING EXPENSES (Note 28)
Marketing	10,403,837	11	10,187,310	10
General and administrative	1,933,644	2	1,662,492	2
Research and development	1,525,614	1	1,571,836	1

Total operating expenses	13,863,095	14	13,421,638	13

INCOME FROM OPERATIONS	29,045,942	30	32,283,151	32

NON-OPERATING INCOME AND GAINS (Note 28)
Interest income	335,261	1	872,623	1
Valuation gain on financial instruments, net	146,448	—	—	—
Foreign exchange gain, net	87,663	—	—	—
Dividends income	2,872	—	15,076	—
Equity in earnings of equity method investees, net	—	—	56,165	—
Gain on disposal of financial instruments, net	—	—	753,831	1
Others	333,851	—	209,155	—

Total non-operating income and gains	906,095	1	1,906,850	2

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of financial instruments, net	234,095	1	—	—
Impairment loss on assets	88,900	—	—	—
Equity in losses of equity method investees, net	21,632	—	—	—
Loss on disposal of property, plant and equipment, net	9,291	—	40,748	—
Interest expense	8,837	—	2,724	—
Foreign exchange loss, net	—	—	726,723	1
Valuation loss on financial instruments, net	—	—	2,734,897	3
Others	107,029	—	68,829	—

Total non-operating expenses and losses	469,784	1	3,573,921	4

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2009		2008
	Amount	%	Amount	%

INCOME BEFORE INCOME TAX	$29,482,253	30	$30,616,080	30

INCOME TAX EXPENSES (Notes 2 and 25)	6,849,491	7	6,993,820	7

CONSOLIDATED NET INCOME	$22,632,762	23	$23,622,260	23

ATTRIBUTED TO
Stockholders of the parent	$22,261,402	23	$23,230,513	23
Minority interest	371,360	—	391,747	—

	$22,632,762	23	$23,622,260	23

	2009		2008
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 26)
Basic earnings per share	$2.71	$2.09	$2.81	$2.18

Diluted earnings per share	$2.70	$2.08	$2.81	$2.18

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 11, 2009)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

	Common Stock		Preferred Stock				Retained Earnings			Other Adjustments
	Shares (Thou- sands)	Amo- unt	Shares (Thou- sands)	Amo- unt	Cap- ital Stock to Be Issued	Addi- tional Paid -in Capital	Legal Reserve	Special Reserve	Unappro- priated Ear- nings	Cumu- lative Trans- lation Adjust- ments	Unrecog- nized Net Loss of Pension	Unrea- lized Gain (Loss) on Finan- cial Instru- ments	Unrea- lized Reva- luation Incre- ment	Trea- sury Stock	Mino- rity Interest in Subsi- diaries	Total Stock- holders’ Equity
BALANCE, JANUARY 1, 2009	9,696,808	$96,968,082	—	$—	$—	$179,206,270	$52,859,566	$2,675,894	$41,276,274	$29,474	$(84)	$(2,272,242)	$5,813,187	$—	$3,137,450	$379,693,871

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	—	(308)	—	—	(308)

Appropriation of 2008 earnings
Legal reserve	—	—	—	—	—	—	4,127,675	—	(4,127,675)	—	—	—	—	—	—	—
Cash dividend - NT$3.83 per share	—	—	—	—	—	—	—	—	(37,138,775)	—	—	—	—	—	—	(37,138,775)

Cancellation of preferred stock (Note 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Capital surplus transferred to common stock	—	—	—	—	9,696,808	(9,696,808)	—	—	—	—	—	—	—	—	—	—

Decrease in minority interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(413,903)	(413,903)

Consolidated net income for the six months ended June 30, 2009	—	—	—	—	—	—	—	—	22,261,402	—	—	—	—	—	371,360	22,632,762

Unrealized gain on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	—	5,163	—	—	—	5,163

Equity adjustments in investees	—	—	—	—	—	—	—	—	(6,110)	—	—	—	—	—	—	(6,110)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	(11,709)	—	—	—	—	—	(11,709)

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	—	79	—	—	—	—	79

Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	—	—	—	887,213	—	—	—	887,213

BALANCE, JUNE 30, 2009	9,696,808	$96,968,082	—	$—	$9,696,808	$169,509,462	$56,987,241	$2,675,894	$22,265,116	$17,765	$(5)	$(1,379,866)	$5,812,879	$—	$3,094,907	$365,648,283

BALANCE, JANUARY 1, 2008	9,667,845	$96,678,451	—	$—	$—	$200,605,563	$48,036,210	$2,678,723	$48,317,617	$(1,980)	$(90)	$37,508	$5,823,200	$(7,107,494)	$2,774,561	$397,842,269

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	—	(115)	—	—	(115)

Appropriation of 2007 earnings
Legal reserve	—	—	—	—	—	—	4,823,356	—	(4,823,356)	—	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	—	(3,304)	3,304	—	—	—	—	—	—	—
Cash dividend - NT$4.26 per share	—	—	—	—	—	—	—	—	(40,716,130)	—	—	—	—	—	—	(40,716,130)
Stock dividend - NT$0.1 per share	—	—	—	—	955,778	—	—	—	(955,778)	—	—	—	—	—	—	—
Employees’ bonus - cash	—	—	—	—	—	—	—	—	(1,303,605)	—	—	—	—	—	—	(1,303,605)
Employees’ bonus - stock	—	—	—	—	434,535	—	—	—	(434,535)	—	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	—	(43,454)	—	—	—	—	—	—	(43,454)

Decrease in minority interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(469,494)	(469,494)

Consolidated net income for the six months ended June 30, 2008	—	—	—	—	—	—	—	—	23,230,513	—	—	—	—	—	391,747	23,622,260

Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	—	(576)	—	—	—	(576)

Equity adjustments in investees	—	—	—	—	—	1,364	—	—	(18,846)	—	—	—	—	—	—	(17,482)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	(10,315)	—	—	—	—	—	(10,315)

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	—	3	—	—	—	—	3

Cancellation of treasury stock - 110,068 thousand common shares (Notes 2 and 23)	(110,068)	(1,100,682)	—	—	—	(2,283,739)	—	—	(3,723,073)	—	—	—	—	7,107,494	—	—

Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	—	(1,220,899)	—	—	—	(1,220,899)

BALANCE, JUNE 30, 2008	9,557,777	$95,577,769	—	$—	$1,390,313	$198,323,188	$52,859,566	$2,675,419	$19,532,657	$(12,295)	$(87)	$(1,183,967)	$5,823,085	$—	$2,696,814	$377,682,462

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 11, 2009)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$22,632,762	$23,622,260
Provision for doubtful accounts	266,567	337,461
Depreciation and amortization	18,372,080	19,255,452
Amortization of premium (discount) of financial assets	7,617	(1,192)
Valuation loss on inventory	—	24,357
Valuation loss (gain) on financial instruments, net	(146,448)	2,734,897
Loss (gain) on disposal of financial instruments, net	234,095	(753,831)
Loss on disposal of property, plant and equipment, net	9,291	40,748
Loss from obsolescence of deferred charges	—	279
Equity in losses (earnings) of equity method investees, net	21,632	(56,165)
Dividends received from equity investees	76,435	—
Impairment loss on assets	88,900	—
Impairment loss on other noncurrent monetary assets	—	900
Deferred income taxes	305,855	(1,150,776)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	171,783	704,805
Trade notes and accounts receivable	(373,526)	465,083
Receivables from related parties	(631,104)	(156,268)
Other current monetary assets	(1,086,316)	4,779,775
Inventories	(45,940)	198,885
Other current assets	(861,325)	(3,711,484)
Increase (decrease) in:
Trade notes and accounts payable	(3,733,239)	(2,891,043)
Payables to related parties	434,161	203,529
Income tax payable	992,799	718,805
Accrued expenses	(2,923,882)	(3,893,685)
Other current liabilities	347,256	1,338,524
Deferred income	72,992	326,796
Accrued pension liabilities	17,407	1,190,491

Net cash provided by operating activities	34,249,852	43,328,603

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(6,010,000)	(6,360,000)
Proceeds from disposal of available-for-sale financial assets	4,490,787	3,854,826
Acquisition of held-to-maturity financial assets	(1,948,505)	(300,000)
Proceeds from disposal of held-to-maturity financial assets	547,693	41,854
Acquisition of financial assets carried at cost	—	(200,000)
Proceeds from disposal of financial assets carried at cost	285,859	354,933
Increase in other monetary assets	—	(30,000)
Acquisition of investments accounted for using equity method	(362,637)	(163,009)
Proceeds from disposal of long-term investments	—	209
Acquisition of property, plant and equipment	(10,296,388)	(11,309,142)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

	2009	2008
Proceeds from disposal of property, plant and equipment	$1,136	$3,057
Increase in intangible assets	(56,204)	(53,166)
Increase in restricted assets	(40,202)	(2,558)
Increase in other assets	(247,562)	(233,509)

Net cash used in investing activities	(13,636,023)	(14,396,505)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(2,000)	39,000
Repayment of long-term loans	(63,129)	(37,280)
Increase in long-term loans	400,000	—
Decrease in customers’ deposits	(34,125)	(10,890)
Decrease in other liabilities	(161,910)	(302,576)
Capital reduction	(19,115,554)	(9,557,777)
Proceeds from exercise of employee stock option	45,636	41,142

Net cash used in financing activities	(18,931,082)	(9,828,381)

EFFECT OF EXCHANGE RATE CHANGES	(6,243)	(3,510)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	457,990	13,192

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,134,494	19,113,399

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	81,288,165	76,233,001

CASH AND CASH EQUIVALENTS, END OF PERIOD	$83,422,659	$95,346,400

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$5,688	$3,126

Income tax paid	$5,539,321	$7,434,336

NON-CASH FINANCING ACTIVITIES
Dividends payable	$37,138,775	$40,716,130

Payables to employees’ bonuses and remuneration to directors and supervisors	$—	$1,394,077

Current portion of long-term loans	$104,668	$4,200

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$9,424,425	$10,608,146
Payables to suppliers	900,824	649,936
Prepayments for equipment	(28,861)	51,060

	$10,296,388	$11,309,142

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data performed by a third-party valuation firm on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 11, 2009)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phone and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has control in SENAO by obtaining four out of seven seats of the board of directors of SENAO on April 12, 2007. On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of SENAO through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet data center (“IDC”) service. Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) service.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services. On March 20, 2009, the stockholders of CHSI resolved to dissolve GNSS (Shanghai). On July 23, 2009, the board of directors of CHSI revoked the original resolution of dissolution.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained control interest over it in January 2008.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in February 2008. LED engages mainly in development of property for rent and sale.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008 and increased its investment in CHTS for $610,659 thousand in July 2009. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) was incorporated in 2008. IFE engages mainly in information system planning and maintenance, software development, and information technology consultation services. Chunghwa acquired 49% shares of IFE on January 5, 2009 and has control over IFE by obtaining four out of seven seats of the board of directors of IFE on January 20, 2009. IFE’s financial results have been consolidated with Chunghwa from January 20, 2009.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of June 30, 2009:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

As of June 30, 2009 and 2008, the Company had 27,248 and 26,885 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations” - the accounting treatment of purchase method when acquiring the information of its subsidiaries.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the six months ended June 30, 2009 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, New Prospect and Prime Asia. The consolidated financial statements for the six months ended June 30, 2008 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

As LED engages mainly in development of property for rent and sale, its operating cycle is over one year.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sales of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Beginning from 2008, the Company classified certain land as land held for development within inventories. Prior to 2008, such land was classified as part of property, plant, and equipment. Such land is stated at the lower of cost or net realizable value. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory. Profit shall be recognized in full when the land is sold, provided (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 3 to 10 years; telecommunication equipment - 5 to 30 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly including 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018. The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The Company adopted the Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stocks as well as the capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient for debiting purposes, the difference is charged to retained earnings.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with under SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

3. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified as operating cost. The adoption of the revised SFAS No. 10 does not have significant impact on the Company’s consolidated net income and basic earnings per share (after income tax) for the six months ended June 30, 2009. The Company reclassified non-operating losses of $24,357 thousand to operating costs for the six months ended June 30, 2008.

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. Beginning from 2009, such bonuses are classified as an operating activity for purposes of the statement of cash flows when paid.

4. CASH AND CASH EQUIVALENTS

	June 30
	2009	2008
Cash
Cash on hand	$495,086	$161,406
Bank deposits	11,915,400	18,795,209
Negotiable certificate of deposit, annual yield rate - ranging from 0.15%-2.84% and 2.00%-4.31% for 2009 and 2008, respectively.	49,570,484	49,449,950

	61,980,970	68,406,565
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.13%-0.20% and 1.99%-2.04% for 2009 and 2008, respectively.	21,441,689	26,939,835

	$83,422,659	$95,346,400

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2009	2008

Derivatives - financial assets
Currency swap contracts	$22,423	$—
Forward exchange contracts	31	69
Index future contracts	—	135,238

	$22,454	$135,307

Derivatives - financial liabilities
Forward exchange contracts	$501	$38,765
Currency option contracts	—	3,274,607

	$501	$3,313,372

Chunghwa entered into investment management agreements with a well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on April 14, 2009 and asked fund managers to dispose all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts on June 30, 2009 and 2008 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
June 30, 2009

Currency swap contracts	USD/NTD	2009.07	USD	85,000/NTD 2,788,879
Forward exchange contracts - buy	NTD/USD	2009.07	NTD	183,773

June 30, 2008

Forward exchange contracts - sell	USD/TWD	2008.07-09	USD	320,000
	EUR/USD	2008.08	EUR	18,105
	GBP/USD	2008.08	GBP	2,250
	JPY/USD	2008.08	JPY	523,000
Forward exchange contracts - buy	TWD/USD	2008.07	NTD	149,934

The Company did not have any outstanding index future contracts on June 30, 2009.

Outstanding index future contracts on June 30, 2008 were as follows:

			Contract
			Amount
	Maturity Period	Units	(in Thousands)
June 30, 2008

AMSTERDAM IDX FUT	2008.07	13	EUR	1,209
IBEX 35 INDX FUTR	2008.07	7	EUR	897
CAC40 10 EURO FUT	2008.07	3	EUR	141
DAX INDEX FUTURE	2008.09	1	EUR	172
MINI S&P/MIB FUT	2008.09	37	EUR	1,155
FTSE 100 IDX FUT	2008.09	18	GBP	1,065
TOPIX INDEX FUTURE	2008.09	36	JPY	504,432
S&P 500 FUTURE	2008.09	16	USD	5,373
S&P 500 EMINI FUTURE	2008.09	38	USD	2,549

As of June 30, 2008, the deposits paid for outstanding index future contracts were $101,374 thousand.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US dollar at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa was required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate was above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract will be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman with annual yield rate of 8%. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

Net gain and loss arising from financial assets and liabilities at fair value through profit or loss for the six months ended June 30, 2009 and 2008 were $44,016 thousand (including realized settlement loss of $69,996 thousand and net valuation gain of $114,012 thousand) and $2,121,566 thousand (including realized settlement gain of $542,283 thousand and net valuation loss of $2,663,849 thousand), respectively.

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2009	2008
Open-end mutual funds	$16,195,159	$17,953,635
Real estate investment trust fund	182,820	236,455
Foreign listed stocks	—	789,379

	$16,377,979	$18,979,469

For the six months ended June 30, 2009 and 2008, movements of unrealized gain or loss on financial instruments mentioned above were as follows:

	Six Months Ended
	June 30
	2009	2008
Balance, beginning of period	$(2,264,932)	$37,420
Recognized in stockholders’ equity	773,814	(1,409,684)
Transferred to profit or loss	113,399	188,785

Balance, end of period	$(1,377,719)	$(1,183,479)

Global economic and financial circumstances have significantly changed. As a result, Chunghwa determined that the impairment losses of available-for-sale financial assets is other-than-temporary in nature, and recorded impairment losses of $85,349 thousand and nil for the six months ended June 30, 2009 and 2008, respectively. Chunghwa recorded impairment losses of $1,139,105 thousand in 2008.

7. HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2009	2008
Corporate bonds, nominal interest rate ranging from 0.799%-4.750% and 0.799%-2.680% for 2009 and 2008, respectively; effective interest rate ranging from 0.799%-2.950% and 0.799%-2.680% for 2009 and 2008, respectively	$4,388,813	$750,000
Financial institution bonds, nominal interest rate ranging from 1.950%-2.300% and 0.0%-4.0% for 2009 and 2008, respectively; effective interest rate ranging from 1.140%-2.900% and 2.45%-4.0%, respectively	796,752	599,676
Collateralized loan obligation, nominal and effective interest rate were both 2.175% for 2009 and 2008	21,167	59,111

	5,206,732	1,408,787
Less: Current portion	670,541	644,935

	$4,536,191	$763,852

8. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2009	2008
Balance, beginning of period	$3,050,691	$3,430,157
Charge to expense for doubtful accounts	261,964	333,012
Impact on acquisition of subsidiaries	—	983
Accounts receivable written off	(411,166)	(572,740)

Balance, end of period	$2,901,489	$3,191,412

9. OTHER CURRENT MONETARY ASSETS

	June 30
	2009	2008
Accrued custodial receipts from other carriers	$546,036	$641,245
Other	2,428,762	1,987,168

	$2,974,798	$2,628,413

10. INVENTORIES, NET

	June 30
	2009	2008
Merchandise	$1,628,004	$2,465,732
Work in process	514,046	199,334

	2,142,050	2,665,066
Land held under development	706,177	—
Land held for development	337,738	704,412
Prepayment for construction	43,705	—

	$3,229,670	$3,369,478

The operating costs related to inventories for the six months ended June 30, 2009 was $10,165,458 thousand, including the accruals for product warranty costs of $3,827 thousand. The operating costs related to inventories for the six months ended June 30, 2008 was $12,129,108 thousand, including valuation loss on inventories of $24,357 thousand and the reversal of accruals for product warranty costs of $19,484 thousand.

Land held under development on June 30, 2009 was for Wan-Xi project which is expected to be completed in 2012.

11. OTHER CURRENT ASSETS

	June 30
	2009	2008
Prepaid expenses	$2,486,753	$3,512,790
Spare parts	1,868,913	2,323,784
Prepaid rents	884,389	762,602
Miscellaneous	543,263	498,333

	$5,783,318	$7,097,509

12. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2009		2008
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Chunghwa Investment Co., Ltd. (“CHI”)	$841,475	49	$876,867	49
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	495,158	40	578,926	40
ST-2 Satellite Ventures Pte., Ltd. (“SSVP”)	409,790	38	—	—
Senao Networks, Inc. (“SNI”)	269,365	42	251,294	47
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	88,198	33	88,207	33
Skysoft Co., Ltd. (“SKYSOFT”)	85,775	30	78,973	30
KingWaytek Technology Co., Ltd. (“KWT”)	69,003	33	75,671	33
So-net Entertainment Taiwan (“So-net”)	44,929	30	—	—
ELTA Technology Co., Ltd. (“ELTA”)	—	—	42,883	32
A-Kuei Publishing Co., Ltd. (“AKP”)	—	—	178	49

	$2,303,693		$1,992,999

ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“SSVP”) in Singapore in October 2008 in order to maintain the current service. By June 30, 2009, Chunghwa has invested $409,061 thousand. SSVP will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa established Viettel-CHT Co., Ltd. (“Viettel-CHT”) with Viettel Co., Ltd. in Vietnam in April 2008, by investing $91,239 thousand cash. Viettel-CHT engages mainly in IDC services.

Chunghwa invested KingWaytek Technology Co., Ltd. (“KWT”) in January 2008, for a purchase price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa participated in So-net Entertainment Taiwan’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net Entertainment Taiwan engages mainly in online service and sale of computer hardware.

ELTA engages mainly in professional on-line and mobile value-added content aggregative services. Chunghwa sold all shares of ELTA with carrying value $51,152 thousand on July 23, 2008 for a selling price of $44,047 thousand and recognized a disposal loss of $7,105 thousand.

The equity in earnings for the six months ended June 30, 2009 and 2008 were based on the audited financial statements.

13. FINANCIAL ASSETS CARRIED AT COST

	June 30
	2009		2008
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II“)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	34,500	12	49,500	12
N.T.U Innovation Incubation (“NTUI”)	12,000	9	12,000	9
Essence Technology Solution, Inc. (“ETS”)	10,000	9	20,000	9
3 Link Information Service Co., Ltd. (“3 Link”)	3,450	10	3,450	10
eASPNet Taiwan Inc. (“eASPNet”)	—	2	—	2

	$2,251,498		$2,276,498

Chunghwa invested in IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II engages mainly in investment. IBT II completed its incorporation on February 13, 2008.

Chunghwa invested in GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC was not authorized by NCC, and notified Chunghwa on May 5, 2008 that Chunghwa should dispose of its investment in GMC no later than June 30, 2008; otherwise, NCC would fine Chunghwa according to the Telecommunication Act. In April 2008, Chunghwa disposed of a portion of its investment in GMC (4,100 thousand shares) and filed an appeal to NCC to suspend the enforcement. In July 2008, NCC resolved that according to the Administrative Penalty Act, Chunghwa could not divest of its investment in the short time period provided and that Chunghwa would not be subject to fines as noted above. In October 2008, NCC revoked the original decree about Chunghwa’s investment in GMC, therefore, Chunghwa did not dispose of its remaining holding in GMC.

After evaluating the investments in RPTI and ETS, Chunghwa determined the investments in RPTI and ETS were impaired and recognized impairment losses of $15,000 thousand and $10,000 thousand, respectively, for the year ended December 31, 2008.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC is not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFB”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14. OTHER MONETARY ASSETS - NONCURRENT

	June 30
	2009	2008
Piping Fund	$1,000,000	$1,000,000
Taiwan Goal Co., Ltd. (“TG”)	—	29,100

	$1,000,000	$1,029,100

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This funds was used to finance various telecommunications infrastructure projects.

In January 2008, CHSI invested in Taiwan Goal Co., Ltd. (“TG”) for a purchase price of $30,000 thousand. TG engages mainly in import and export activities for machine wholesale, arms and ammunition products. On March 17, 2008, the stockholders of TG resolved to dissolve TG at a special meeting. Therefore, CHSI has reclassified its investment to other financial assets and recognized a loss of $900 thousand for the six month ended June 30, 2008. As of December 31, 2008, TG has completed its dissolution process. CHSI received $29,585 thousand for the liquidation and recognized a loss of $415 thousand in 2008.

15. PROPERTY, PLANT AND EQUIPMENT

	June 30
	2009	2008
Cost
Land	$101,474,866	$102,056,021
Land improvements	1,513,208	1,484,013
Buildings	63,157,815	62,850,705
Computer equipment	15,823,342	15,404,617
Telecommunications equipment	653,783,918	642,939,298
Transportation equipment	2,244,208	2,753,805
Miscellaneous equipment	7,283,620	7,479,111

Total cost	845,280,977	834,967,570
Revaluation increment on land	5,810,342	5,820,548

	851,091,319	840,788,118

Accumulated depreciation
Land improvements	923,853	871,734
Buildings	16,879,207	15,768,414
Computer equipment	12,017,316	11,759,381
Telecommunications equipment	512,567,243	495,949,466
Transportation equipment	2,057,372	2,604,918
Miscellaneous equipment	6,143,713	6,409,034

	550,588,704	533,362,947

Construction in progress and advances related to acquisition of equipment	14,181,979	14,425,108

Property, plant and equipment, net	$314,684,594	$321,850,279

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of June 30, 2009, the unrealized revaluation increment was decreased to $5,812,879 thousand by disposal of revaluation assets.

Depreciation on property, plant and equipment for the six months ended June 30, 2009 and 2008 amounted to $17,782,402 thousand and $18,705,762 thousand, respectively. Capitalized interest expenses for the six months ended June 30, 2009 and 2008 amounted to $193 thousand and $143 thousand, and capitalized rates were 1.238%-1.604% and 2.85%-2.88%, respectively.

16. SHORT-TERM LOANS

	June 30
	2009	2008

Unsecured loans - annual rate - 1.20%-1.30% and 2.90% for 2009 and 2008, respectively	$256,000	$10,000
Secured loan - annual rate - 2.85%-2.98%	—	65,000

	$256,000	$75,000

17. ACCRUED EXPENSES

	June 30
	2009	2008

Accrued salary and compensation	$7,440,198	$7,934,366
Accrued employees’ bonuses and remuneration to directors and supervisors	2,509,910	822,345
Accrued franchise fees	1,137,051	1,219,579
Other accrued expenses	2,483,372	1,621,292

	$13,570,531	$11,597,582

18. OTHER CURRENT LIABILITIES

	June 30
	2009	2008

Advances from subscribers	$5,773,165	$5,827,544
Amounts collected in trust for others	2,343,607	2,599,044
Payables to constructors	2,012,710	1,025,968
Payables to equipment suppliers	1,269,180	1,366,748
Refundable customers’ deposits	1,012,910	955,192
Payables to employees’ bonuses and remuneration to directors and supervisors	—	1,394,077
Miscellaneous	4,193,769	3,952,832

	$16,605,341	$17,121,405

19. LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	June 30
	2009	2008

Unsecured loans - annual rate 2.01%-2.167%	$360,011	$—
Secured loans - annual rate - 1%	14,700	37,840

	374,711	37,840
Less: Current portion of long-term loans	104,668	4,200

	$270,043	$33,640

CHIEF obtained an unsecured loan from Bank of Taiwan. Interest and principal amount are payable monthly from January 6, 2009 with a due date of January 6, 2013.

SHE obtained a loan from the Industrial Development Bureau, Ministry of Economic Affairs for research and development purpose and obtained a secured loan from Taiwan Business Bank. Interest is payable monthly and the principal is payable every three month from January 15, 2009 with a due date of April 15, 2013.

20. MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	June 30, 2009
	With in One Year	Over One Year	Total

Assets

Inventories	$—	$1,087,620	$1,087,620
Deferred expenses (classified as other current assets)	—	91,580	91,580
Restricted assets (classified as other assets - others)	—	76,501	76,501

	$—	$1,255,701	$1,255,701

Liabilities
Advance from of land and building (classified as other current liabilities)	$—	$247,480	$247,480

	June 30, 2008
	With in One Year	Over One Year	Total

Assets

Inventories	$—	$704,412	$704,412
Deferred expenses (classified as other current assets)	8,751	59,705	68,456

	$8,751	$764,117	$772,868

Liabilities

Trade notes and accounts payable	$18	$—	$18
Advance from of land and building (classified as other current liabilities)	708	146,775	147,483

	$726	$146,775	$147,501

21. STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000 which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 9,696,808,181 shares are issued and outstanding as of June 30, 2009.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of June 30, 2009, the outstanding ADSs were 1,154,330 thousand common shares, which equaled approximately 115,433 thousand units and represented 11.90% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the six months ended June 30, 2009 and 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amounts and the amounts resoluted in the stockholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2008 and 2007 earnings of Chunghwa have been approved by the stockholders on June 19, 2009 and June 19, 2008 as follows:

	Appropriation and Distribution		Dividend Per Share
	2008	2007	2008	2007

Legal reserve	$4,127,675	$4,823,356	$—	$—
Special reserve	475	—	—	—
Reversal of special reserve	—	3,304	—	—
Cash dividends	37,138,775	40,716,130	3.83	4.26
Stock dividends	—	955,778	—	0.10
Employee bonus - cash	—	1,303,605	—	—
Employee bonus - stock	—	434,535	—	—
Remuneration to board of directors and supervisors	—	43,454	—	—

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand, respectively. The bonus to employees was all settled in cash. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the six months ended June 30, 2009.

Information on the appropriation of Chunghwa’s 2008 earnings, employee bonus and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with SFB. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $9,696,808 thousand to common capital stock. The stockholders further authorized the board of directors of Chunghwa to designate the record date of capital reduction after the capital reduction plan is effectively registered with SFB.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with SFB. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with SFB. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock and the capital increase proposal was effectively registered with SFB.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $9,667,845 thousand to common capital stock and was effectively registered with SFB. Chunghwa designated October 19, 2007 and December 29, 2007 as the record date and the stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by $9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of $9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of $110,068 thousand held by Chunghwa and concurrently cancelled. Such cash payment to stockholders was made in January 2008.

22. SENAO’ STOCK-BASED COMPENSATION PLANS

SENAO has several share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price

2003.09.03	2003.10.17	3,981	$ 14.7 (Original price $20.2)
2003.09.03	2004.03.04	385	17.6 (Original price $23.9)
2004.12.01	2004.12.28	6,500	10.0 (Original price $11.6)
2004.12.01	2005.11.28	1,500	14.4 (Original price $18.3)
2005.09.30	2006.05.05	10,000	13.3 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividend (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the six months ended June 30, 2009 and 2008 were as follows:

	Stock Options Outstanding
	2009		2008
	Number of Options (Thousand)	Weighted Average Exercise Price NT$	Number of Options (Thousand)	Weighted Average Exercise Price NT$

Options outstanding, beginning of period	13,818	$26.34	18,592	$24.70
Options issued	—	—	—	—
Options exercised	(3,452)	12.57	(2,791)	14.74
Options expired	(191)	24.46	(167)	25.43

Options outstanding, end of period	10,175	30.41	15,634	26.47

Options exercisable, end of period	1,938		3,792

As of June 30, 2009, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$10.0-$13.3	3,727	2.71	$12.99	1,762	$12.65
$14.4-$17.6	487	2.16	14.44	176	14.50
$42.6	5,961	4.42	42.60	—	—

As of June 30, 2008, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$10.5-$15.7	8,389	3.60	$14.77	3,337	$14.74
$17.1-$20.8	1,121	2.77	17.19	455	17.33
$44.2	6,124	5.42	44.20	—	—

No compensation cost of SENAO’s options was recognized under the intrinsic value method for the six months ended June 30, 2009 and 2008. Had SENAO used the fair value method to recognize the compensation cost, there were no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of SENAO for the six months ended June 30, 2009 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004	March 4, 2004

Expected dividend yield	1.49%	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life (years)	4.375	4.375	4.375	4.375	4.375
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91	$10.56

23. TREASURY STOCK

	Six Months Ended June 30
	2009	2008

Balance, beginning of period	—	110,068
Decrease	—	110,068

Balance, end of period	—	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The Company shall neither pledge treasury stock nor exercise stockholders’ rights on these shares, such as rights to receive dividends and to vote.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining treasury stock of 110,068 thousand shares amounted $7,107,494 thousand was cancelled on February 21, 2008.

24. COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2009
	Operating Costs	Operating Expenses	Total

Compensation expense
Salaries	$6,266,498	$4,885,090	$11,151,588
Insurance	439,203	343,322	782,525
Pension	816,646	603,729	1,420,375
Other compensation	4,023,648	2,788,481	6,812,129

	$11,545,995	$8,620,622	$20,166,617

Depreciation expense	$16,804,893	$977,509	$17,782,402

Amortization expense	$470,744	$111,261	$582,005

	Six Months Ended June 30, 2008
	Operating Costs	Operating Expenses	Total

Compensation expense
Salaries	$6,134,641	$4,817,719	$10,952,360
Insurance	290,987	231,972	522,959
Pension	804,852	595,606	1,400,458
Other compensation	3,849,886	2,686,875	6,536,761

	$11,080,366	$8,332,172	$19,412,538

Depreciation expense	$17,661,714	$1,044,048	$18,705,762

Amortization expense	$434,422	$90,669	$525,091

25. INCOME TAX

a.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2009	2008

Income tax payable	$6,688,966	$7,963,738
Income tax - separated	49,486	132,892
Income tax - deferred	305,855	(1,150,776)
Adjustments of prior years’ income tax	(194,816)	47,966

	$6,849,491	$6,993,820

In May 2009, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20% since 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

b.	Net deferred income tax assets (liabilities) consisted of the following:

	June 30
	2009	2008

Current
Provision for doubtful accounts	$384,661	$528,427
Unrealized accrued expense	48,783	—
Unrealized foreign exchange loss	29,509	207,471
Valuation loss on inventory	21,598	11,232
Estimated warranty liabilities	12,875	12,154
Valuation loss (gain) on financial instruments, net	(22,940)	835,079
Loss carryforward	—	73,605
Other	2,413	30,238

	476,899	1,698,206
Valuation allowance	(375,345)	(575,418)

Net deferred income tax assets - current	$101,554	$1,122,788

(Continued)

	June 30
	2009	2008

Noncurrent
Accrued pension cost	$1,128,496	$1,390,253
Loss carryforward	113,756	74,512
Impairment loss	68,399	84,292
Loss on disposal of property, plant and equipment	1,283	16,498
Other	5,590	3,802

	1,317,524	1,569,357
Valuation allowance	(63,083)	(35,269)

Net deferred income tax assets - noncurrent	$1,254,441	$1,534,088

(Concluded)

c.	As of June 30, 2009, loss carryforward of CHIEF, Unigate, SHE and LED are as follows:

Company	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year

CHIEF	$22,609	$22,609	2013
	17,942	17,942	2014
	20,314	20,314	2015
	17,580	17,580	2016
	9,700	9,700	2017
	3,192	3,192	2018
	146	146	2019
Unigate	20	20	2017
	8	8	2018
SHE	5,223	3,517	2013
	1,578	1,578	2014
	5,009	5,009	2016
	922	922	2017
LED	6,383	6,383	2018
	4,836	4,836	2019

	$115,462	$113,756

d.	The related information under the Integrated Income Tax System is as follows:

	June 30
	2009	2008

Balance of Imputation Credit Account (“ICA”) Chunghwa	$12,629,060	$13,645,995

The actual creditable ratios distribution of Chunghwa’s of 2008 and 2007 for earnings were 30.61% and 28.81%, respectively.

e.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2005. SENAO’s income tax returns have been examined by tax authorities through 2006. The following entities’ income tax returns have been examined by tax authorities through 2007: CHIEF, Unigate, CHSI, SHE, and CIYP.

26. EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares (Thousand) (Denominator)	Earnings Per Share (Dollars)
				Income Before Income Tax	Net Income
	Income Before Income Tax	Net Income

Six months ended June 30, 2009

EPS was calculated as follows:

Basic EPS:
Income attributable to stockholders of the parent	$28,926,734	$22,261,402	10,666,489	$2.71	$2.09

Effect of dilutive potential common stock
SENAO’s stock options	(1,038)	(1,038)	—
Employee bonus	—	—	33,294

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$28,925,696	$22,260,364	10,699,783	$2.70	$2.08

Six months ended June 30, 2008

Basic EPS
Income attributable to stockholders of the parent	$30,024,121	$23,230,513	10,666,489	$2.81	$2.18

Effect of dilutive potential common stock
SENAO’s stock options	(5,009)	(5,009)	—
Employee bonus	—	—	9,616

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$30,019,112	$23,225,504	10,676,105	$2.81	$2.18

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the six months ended June 30, 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the six months ended June 30, 2009 and 2008 was due to the effect of potential common stock of stock options by SENAO.

The weighted average number of outstanding shares for EPS calculation has been retroactively adjusted for employee stock bonuses issued in 2008 as a result of the distribution of 2007 earnings and the issuance of stock dividends. The retroactive adjustments caused both of the basic and diluted EPS before income tax for the six months ended June 30, 2008 to decrease from NT$3.14 to NT$2.81, and both of the basic and diluted EPS for the six months ended June 30, 2008, to decrease from NT$2.43 to NT$2.18.

27. PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHSI, SHE, LED makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. Chunghwa, SENAO, CHIEF and SHE contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $1,456,883 thousand ($1,368,420 thousand subject to defined benefit plan and $88,463 thousand subject to defined contribution plan) and $1,442,748 thousand ($1,375,664 thousand subject to defined benefit plan and $67,084 thousand subject to defined contribution plan) for the six months ended June 30, 2009 and 2008, respectively.

28. TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before Chunghwa sold all shares in July, 2008.
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI
So-net Entertainment Taiwan (“So-net”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Institute for Information Industry (“III”)	Equity- method investor of InfoExplorer
e-To You International Inc. (“ETY”)	Chairman of ETY is the vice chairman of InfoExplorer

b.	Significant transactions with the above related parties are summarized as follows:

	June 30
	2009		2008
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
III	$109,432	96	$—	—
Others	3,997	4	2,033	100

	$113,429	100	$2,033	100

2) Payables

Trade notes payable, accounts payable, and accrued expenses
TISE	$349,389	94	$183,439	74
ELTA	—	—	19,225	8
Others	6,667	2	4,911	1

	356,056	96	207,575	83

Payables to constructors
TISE	15,412	4	41,628	17

	$371,468	100	$249,203	100

		Six Months Ended June 30
		2009		2008
		Amount	%	Amount	%

3)	Revenues

	III	$91,373	—	$—	—
	So-net	24,608	—	—	—
	SKYSOFT	17,086	—	16,657	—
	Others	7,624	—	12,730	—

		$140,691	—	$29,387	—

4)	Operating costs and expenses

	TISE	$232,188	—	$285,372	1
	Others	17,433	—	194,867	—

		$249,621	—	$480,239	1

5)	Non-operating income and gains

	SNI	$13,286	1	$—	—
	Others	71	—	—	—

		$13,357	1	$—	—

6)	Acquisition of property, plant and equipment

	TISE	$214,625	2	$205,065	2
	III	18,972	—	—	—
	SNI	—	—	755	—

		$233,597	2	$205,820	2

SENAO rents out part of its plant to SNI. The rent is collected monthly. The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SNI and STEF which were determined in accordance with mutual agreements.

29. PLEDGED ASSETS

The assets are pledged as collaterals for short-term and long-term bank loans and contract deposits by SENAO, CHIEF and SHE and IFE.

	June 30
	2009	2008

Property, plant and equipment, net	$—	$342,604
Leased assets, net	—	441,280
Restricted assets	54,446	11,397

	$54,446	$795,281

30. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of June 30, 2009, the Company’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisition of land and buildings of $209,770 thousand.

b.	Acquisition of telecommunications equipment of $15,929,572 thousand.

c.	Contracts to print billing, envelops and selling gifts of $111,207 thousand.

d.	LED has already contracted to advance sale of land for $1,697,816 thousand, and collected $247,480 thousand according to the contracts.

e.	For the purpose of completion the construction, acquisition of the building construction license and registration ownerships of all buildings for Wan-Xi Project, LED signed the trust deeds with Hua Nan Bank and China Real Estate Management Co., Ltd. for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

June 30, 2009

Restricted assets - bank deposits	$76,501
Land held under development	706,177

$782,678

f.	The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Rental Amount

2009 (from July 1, 2009 to December 31, 2009)	$985,877
2010	1,465,903
2011	1,117,466
2012	872,673
2013 and thereafter	1,049,011

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Pining Fund.

h.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. Chunghwa had filed an appeal at the Taiwan Taipei District Court within the statutory period.

i.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court (the “Court”) on June 12, 2008. The complaint alleged that Chunghwa infringed Giga Media’s ROC Patent No. I258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of $500,000 thousand and interest calculated at 5% for the period from one day following the date Chunghwa received the official notification from the Court to the payment date. As of audit report date, the case is still in the procedure of the first instance.

31. FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amount and fair values of financial instruments were as follows:

	June 30
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$83,422,659	$83,422,659	$95,346,400	$95,346,400
Financial assets at fair value through profit or loss	22,454	22,454	135,307	135,307
Available-for-sale financial assets	16,377,979	16,377,979	18,979,469	18,979,469
Held-to-maturity financial assets - current	670,541	670,541	644,935	644,935
Trade notes and accounts receivable, net	10,969,179	10,969,179	10,597,817	10,597,817
Receivables from related parties	113,429	113,429	2,033	2,033
Other current monetary assets	2,974,798	2,974,798	2,628,413	2,628,413
Restricted assets - current	101,843	101,843	2,865	2,865
Investments accounted for using equity method	2,303,693	2,441,108	1,992,999	2,142,170
Financial assets carried at cost	2,251,498	2,251,498	2,276,498	2,276,498
Held-to-maturity financial assets - noncurrent	4,536,191	4,536,191	763,852	763,852
Other noncurrent monetary assets	1,000,000	1,000,000	1,029,100	1,029,100
Refundable deposits	1,336,669	1,336,669	1,407,108	1,407,108
Restricted assets - noncurrent	29,104	29,104	8,532	8,532
Liabilities
Short-term loans	256,000	256,000	75,000	75,000
Financial liabilities at fair value through profit or loss	501	501	3,313,372	3,313,372
Trade notes and accounts payable	7,106,260	7,106,260	8,931,645	8,931,645
Payables to related parties	371,468	371,468	249,203	249,203

(Continued)

	June 30
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Accrued expenses	$13,570,531	$13,570,531	$11,597,582	$11,597,582
Dividends payable	37,138,775	37,138,775	40,176,130	40,176,130
Amounts collected in trust for others (included in “other current liabilities”)	2,343,607	2,343,607	2,599,044	2,599,044
Payables to employees’ bonuses and remuneration to directors and supervisors (included in “other current liabilities”)	—	—	1,394,077	1,394,077
Payables to constructors (included in “other current liabilities”)	2,012,710	2,012,710	1,025,968	1,025,968
Payables to equipment suppliers (included in “other current liabilities”)	1,269,180	1,269,180	1,366,748	1,366,748
Refundable customers’ deposits (included in “other current liabilities”)	1,012,910	1,012,910	955,192	955,192
Hedging derivative financial liabilities (included in “other current liabilities”)	—	—	5,263	5,263
Current portion of long-term loans	104,668	104,668	4,200	4,200
Long-term loans	270,043	270,043	33,640	33,640
Customers’ deposits	6,054,883	6,054,883	6,328,579	6,328,579

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3 and 4 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the available-for-sale financial assets are not readily available, valuation techniques is used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is based on discounted projected cash flow. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair values of financial assets and liabilities using quoted market price or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30		June 30
	2009	2008	2009	2008
Assets

Financial assets at fair value through profit or loss	$22,454	$135,307	$—	$—
Available-for-sale financial assets	16,377,979	18,979,469	—	—
Hedging derivative financial assets (classified as other current monetary assets)	17,374	—	—	—

Liabilities

Financial liabilities at fair value through profit or loss	501	38,765	—	3,274,607
Hedging derivative financial liabilities (classified as other current liabilities)	—	5,263	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, forward exchange contracts and currency option contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing; therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into currency swap contracts and forward exchange contracts to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the six months ended June 30, 2009 and 2008.

Outstanding currency swap contracts and forward exchange contracts for hedge as of June 30, 2009 and 2008:

	Currency	Maturity Period	Contract Amount (in Thousands)
June 30, 2009

Currency swap contracts	USD/NTD	2009.07	USD30,000/NTD984,471

June 30, 2008

Forward exchange contracts - sell	USD/NTD	2008.09	USD65,000

As of June 30, 2009, the currency swap contracts measured at fair value result in hedging derivative financial assets of $17,374 thousand (classified as other current monetary assets). As of June 30, 2008, the forward exchange contracts measured at fair value result in hedging derivative financial asset of $5,263 thousand (classified as other current liabilities).

32. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 5.

j.	Financial transactions: Please see Notes 5 and 31

k.	Investment in Mainland China: Please see Table 6.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 7.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					June 30, 2009						Note
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,192,470 (Note 8)	29		$2,845,806	Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,952,556 (Note 8)	100		2,953,075	Note 1
		Chunghwa Investment Co., Ltd.	Equity-method investee	Investments accounted for using equity method	98,000		841,475	49		917,666	Note 1
		Chunghwa Telecom Singapore Pte. Ltd.	Subsidiary	Investments accounted for using equity method	34,869		782,281 (Note 8)	100		782,281	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		712,953 (Note 8)	100		621,905	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		495,158	40		667,376	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		433,045 (Note 8)	69		383,390	Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		279,423 (Note 8)	49		224,564	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590		224,105 (Note 8)	100		224,105	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		152,699 (Note 8)	100		152,699	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		88,198	33		88,198	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		85,775	30		46,408	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		69,024 (Note 8)	100		89,988	Note 1
		KingWaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		69,003	33		15,230	Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		47,986 (Note 8)	56		32,992	Note 1
		So-net Entertainment Taiwan	Equity-method investee	Investments accounted for using equity method	3,429		44,929	30		27,075	Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		11,270 (Note 8)	100		11,270	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	1 dollar (Note 8)	100	US$	1 dollar	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	1 dollar (Note 8)	100	US$	1 dollar	Note 3
		Taipei Financial Center	—	Financial assets carried at cost	172,927		1,789,530	12		1,371,753	Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000		200,000	17		206,833	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Global Mobile Corp.	—	Financial assets carried at cost	12,696	$127,018	11	$116,569	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000	8	71,245	Note 2
		PRTI International	—	Financial assets carried at cost	9,234	34,500	12	34,925	Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	10,000	9	3,979	Note 2

		REITS
		Fubon No. 1 Fund	—	Available-for-sale financial assets	9,141	91,410	—	97,626	Note 5
		Cathay No. 2 REIT	—	Available-for-sale financial assets	1,125	11,250	—	11,194	Note 5
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	74,000	Note 5

		Beneficiary certificates (mutual fund)
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	600	15,000	—	11,556	Note 4
		PCA Well Pool Fund	—	Available-for-sale financial assets	194,181	2,500,000	—	2,518,912	Note 4
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	104,520	1,500,000	—	1,511,002	Note 4
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	126,106	1,500,000	—	1,502,581	Note 4
		Polaris De-Li Fund	—	Available-for-sale financial assets	225,901	3,500,000	—	3,520,331	Note 4
		Fuh-Hwa Bond Fund	—	Available-for-sale financial assets	108,849	1,500,000	—	1,502,024	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	535	206,588	—	169,632	Note 4
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	128,053	Note 4
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	8,713	336,405	—	321,117	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	4	55,632	—	67,298	Note 4
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	324	126,425	—	109,991	Note 4
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	78	443,097	—	373,985	Note 4
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	421,179	Note 4
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	302,293	Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	17,813	234,684	—	202,631	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	20,000	232,731	—	210,000	Note 4
		Capital Value Balance Fund	—	Available-for-sale financial assets	11,285	200,000	—	164,621	Note 4
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	99,483	Note 4
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	71,584	Note 4
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	13,059	175,000	—	137,903	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	298,392	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,967	210,000	—	217,664	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	154,264	Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	107,115	Note 4
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	22,838	250,000	—	244,481	Note 4
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000	—	44,417	Note 4
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	182,642	Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	103,800	Note 4
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	110,971	Note 4
		JPMorgan Funds-Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	106,345	Note 4
		MFS Meridian Funds-Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	84,264	Note 4
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	144	122,175	—	65,718	Note 4
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13	162,990	—	88,487	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	879	$560,819	—	$416,878	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	295	171,568	—	102,090	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	259	233,543	—	134,270	Note 4
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	110,305	Note 4
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	131,026	Note 4
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	9,071	125,000	—	122,250	Note 4

		Bonds
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 7
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Mega Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 7
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A issue	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Formosa Petrochemical Corp.	—	Held-to-maturity financial assets	—	99,868	—	99,868	Note 7
		Taiwan Power Company 3rd Boards in 2008	—	Held-to-maturity financial assets	—	149,938	—	149,938	Note 7
		GreTai Company 1st Unsecured Corporate Bonds-A issue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	—	Held-to-maturity financial assets	—	99,447	—	99,447	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008.	—	Held-to-maturity financial assets	—	49,925	—	49,925	Note 7
		Taiwan Power Company 5th Boards in 2008	—	Held-to-maturity financial assets	—	273,038	—	273,038	Note 7
		Yuanta Securities Finance Co. Ltd. 1nd Unsecured Corporate Bonds-A Issue in 2007	—	Held-to-maturity financial assets	—	100,043	—	100,043	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	300,989	—	300,989	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	408,659	—	408,659	Note 7
		Taiwan Power Company 3rd Boards in 2006	—	Held-to-maturity financial assets	—	201,284	—	201,284	Note 7
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	182,865	—	182,865	Note 7
		Formosa Petrochemical Corporation Bond Issue in 2006	—	Held-to-maturity financial assets	—	201,721	—	201,721	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	205,214	—	205,214	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	405,048	—	405,048	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	104,176	—	104,176	Note 7
		Taiwan Power Co. 4th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	52,264	—	52,264	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2009							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value

		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008.	—	Held-to-maturity financial assets	—		$103,411		—		$103,411	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008.	—	Held-to-maturity financial assets	—		201,346		—		201,346	Note 7
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		99,877		—		99,877	Note 7
		MLPC 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		199,667		—		199,667	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—		100,033		—		100,033	Note 7
		China Development Industrial B	—	Held-to-maturity financial assets	—		197,645		—		197,645	Note 7
		Cathay United Bank 9st Financial Debentures-03 Issue in 2004	—	Held-to-maturity financial assets	—		199,920		—		199,920	Note 7
		Hua Nan Commercial Bank 2nd of the two Subordinate Financial Debentures Issue in 2004	—	Held-to-maturity financial assets	—		99,964		—		99,964	Note 7
		China Development Industrial Bank 2nd Financial Debentures issue in 2006	—	Held-to-maturity financial assets	—		198,411		—		198,411	Note 7
		TaipeiFubon Bank 1st Financial Debentures-BA Issue in 2005	—	Held-to-maturity financial assets	—		100,812		—		100,812	Note 7
		Enterprise Debt Securitization Cathay United Bank CLO 96-1	—	Held-to-maturity financial assets	—		21,167		—		21,167	Note 7

1	Senao International Co., Ltd.	Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,152		269,365		42		269,365	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000		9		12,081	Note 2

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,856 (Note 8)		100		1,856	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400		1,128 (Note 8)		100		1,128	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200		7,145 (Note 8)		100		7,145	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—		2		—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450		10		6,484	Note 2

3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	500	(US$	13,245 404 (Note 8	) )	100	(US$	13,245 404)	Note 1

		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000		—		12,951	Note 4
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000		—		10,653	Note 4

4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	(US$	13,241 404 (Note 8	) )	100	(US$	13,241 404)	Note 1

13	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	—	(SG$	409,790 18,068)		38	(SG$	409,790 18,068)	Note 1

(Continued)

Note 1:	The net asset values of investees were based on audited financial statements.
Note 2:	The net asset values of investees were based on unaudited financial statements.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage, yet. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.
Note 4:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values on June 30, 2009.
Note 5:	Market value was based on the closing price of June 30, 2009.
Note 6:	Showing at their original carrying amounts without the adjustments of fair values, except for held-to-maturity financial assets.
Note 7:	The net asset values of investees were based on amortized cost.
Note 8:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	$—	126,106	$1,500,000	—	$—	$—	$—	126,106	$1,500,000
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	97,388	1,500,000	128,513	2,000,000	—	—	—	—	225,901	3,500,000
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	—	—	108,849	1,500,000	—	—	—	—	108,849	1,500,000
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	117,079	1,500,000	77,102	1,000,000	—	—	—	—	194,181	2,500,000
		MFS Meridian Emerging Markets Debt Fund	Available-for-sale financial assets	—	—	336	208,578	—	—	336	231,575	208,578	22,997	—	—
		Fidelity Fds Intl Bond	Available-for-sale financial assets	—	—	14,644	565,387	—	—	5,931	213,940	228,982	(15,042)	8,713	336,405
		Sinopia Alternative Funds - Global Bond Market Neutral Fund 600	Available-for-sale financial assets	—	—	—	623,332	—	—	—	684,208	647,917	36,291	—	—
		Fubon Taiwan Selected Fund	Available-for-sale financial assets	—	—	100,000	618,404	—	—	100,000	671,052	618,104 (Note 4)	52,948	—	—
		HSBC Taiwan Balanced Strategy Fund	Available-for-sale financial assets	—	—	100,000	797,811	—	—	100,000	794,099	769,374 (Note 4)	24,725	—	—
		Cathay Chung Hwa No. 1 Fund	Available-for-sale financial assets	—	—	100,000	717,909	—	—	100,000	696,522	710,886 (Note 4)	(14,364)	—	—
		Fuh Hwa Power Fund III	Available-for-sale financial assets	—	—	100,000	726,771	—	—	100,000	717,136	677,182 (Note 4)	39,954	—	—

		Bonds
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	Held-to-maturity financial assets	—	—	—	—	—	262,500 (Note 2)	—	—	—	—	—	262,500 (Note 2)
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		Nan Ya Company 3rd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2007	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 2)	—	—	—	—	—	400,000 (Note 2)
		MLPC 1St Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		Formosa Petrochemical Corporation 2Nd Unsecured Corporate Bonds Issue in 2008.	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		TaipeiFubon Bank 1St Financial Debentures-BA Issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		Formosa Petrochemical Corporation 4Th Unsecured Corporate Bonds Issue in 2008.	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

13	Chunghwa Telecom Singapore Pte., Ltd.	Stocks ST-2 Satellite Ventures Pte., Ltd.	Investment accounted for using equipment	—	Equity-method investee	—	$ (SG$	108,212 4,736)	—	$ (SG$	302,629 13,366)	—	$—	$—	$—	—	$ (SG$	409,790 18,068 (Note 3	) )

Note 1:	Showing at their original carrying amounts without adjustments of fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The ending balance includes $746 thousand and $305 thousand which are investment loss recognized under equity method and cumulative translation adjustments, respectively.
Note 4:	The carrying amount of disposal was decreased by impairment losses.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$2,566,458 (Notes 3 and 8)	4	30-90 days	(Note 2)	(Note 2)	$(520,969)		(7)
				Sales	347,971 (Notes 4 and 8)	—	30 days	(Note 2)	(Note 2)	121,635		1
		CHIEF Telecom Inc.	Subsidiary	Purchase	150,251 (Note 8)	—	30 days	(Note 2)	(Note 2)	(50,215)		(1)
				Sales	111,274 (Notes 5 and 8)	—	30 days	(Note 2)	(Note 2)	21,119		—
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	169,862 (Notes 7 and 8)	—	30 days	—	—	(205,944 (Note 6	) )	(3)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	232,188	1	30-90 days	—	—	(364,801)		(5)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,566,835 (Notes 3 and 8)	29	30-90 days	(Note 2)	(Note 2)	520,969		42
				Purchase	326,547 (Notes 4 and 8)	5	30 days	(Note 2)	(Note 2)	(121,635)		(10)

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	150,251 (Note 8)	28	30-90 days	(Note 2)	(Note 2)	50,215		32
				Purchase	110,818 (Notes 5 and 8)	21	30 days	(Note 2)	(Note 2)	(21,119)		(18)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	377,500 (Notes 7 and 8)	57	30 days	—	—	207,302 (Note 6)		49

Note 1:	Excluding payment and receipts on behalf of other.
Note 2:	Transaction terms were determined in accordance with mutual agreements.
Note 3:	The difference was because Chunghwa classified the amount as property, plant and equipment and other current assets.
Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.
Note 5:	The difference was because CHIEF Telecom Inc. classified the amount as operating expenses.
Note 6:	The difference was because Chunghwa classified the amount as payables to constructors.
Note 7:	The difference was because Chunghwa classified the amount as property, plant and equipment.
Note 8:	The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$121,635 (Note 2)	14.88 (Note 1)	$—	—	$121,635	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	745,120 (Note 2)	9.29 (Note 1)	—	—	22	—

2	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	207,302 (Note 2)	1.70 (Note 1)	—	—	207,302	—

Note 1:	Payments and receipts on behalf of other are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2009			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)		Note
					June 30, 2009	December 31, 2008	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,192,407 (Note 4)	$518,820	$149,609 (Note 4)		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,952,556 (Note 4)	(23,940)	(23,878 (Note 4	) )	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment	980,000	980,000	98,000	49	841,475	13,460	6,595		Equity-method investee
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	779,280	779,280	34,869	100	782,281 (Note 4)	(2,386)	(2,386 (Note 4	) )	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	712,953 (Note 4)	4,462	(3,748 (Note 4	) )	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	495,158	(83,262)	(24,353)		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	433,045 (Note 4)	5,621	5,203 (Note 4)		Subsidiary
		InfoExplorer Co., Ltd.	Banqiae City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	—	22,498	49	279,423 (Note 4)	(1,635)	(4,077 (Note 4	) )	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	201,263	51,590	100	224,105 (Note 4)	2,570	2,570 (Note 4)		Subsidiary
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	152,699 (Note 4)	41,427	42,154 (Note 4)		Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	91,239	91,239	—	33	88,198	(8,279)	(2,759)		Equity-method investee
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	85,775	2,608	783		Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	69,024 (Note 4)	19,569	(1,640 (Note 4	) )	Subsidiary
		KingWaytek Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	69,003	(8,789)	(5,714)		Equity-method investee
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	47,986 (Note 4)	4,602	2,873 (Note 4)		Subsidiary
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	—	3,429	30	44,929	(50,260)	(15,079)		Equity-method investee
		Chunghwa Telecom Japan Ptd., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	6,140	1	100	11,270 (Note 4)	(3,034)	(3,034 (Note 4	) )	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)	—	— (Notes 3 and 4)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)	—	— (Notes 3 and 4)		Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	206,190	206,190	15,152	42	269,365	45,401	19,641		Equity-method investee

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2009					Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					June 30, 2009		December 31, 2009		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service		$2,000		$2,000	200	100		$1,856 (Note 4)			$(108)			$(108 (Note 4	) )	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring	(HK$	1,678 400)	(HK$	1,678 400)	400	100		1,128 (Note 4)			(82)			(82 (Note 4	) )	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100		7,145 (Note 4)			531			531 (Note 4)		Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	(US$	16,179 500)	(US$	16,179 500)	500	100	(US$	13,245 404 (Note 4	) )	(US$	112 3)		(US$	112 3 (Note 4	) )	Subsidiary

4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	16,179 500)	(US$	16,179 500)	500	100	(US$	13,241 404 (Note 4	) )	(US$	112 3)		(US$	112 3 (Note 4	) )	Subsidiary

13	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Ptd., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SG$	410,841 18,102)	(SG$	108,212 4,735)	—	38	(SG$	409,790 18,06)		(SG$	(1,956 (89	) ))	(SG$	(746 (34	) ))	Equity-method investee

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.
Note 4:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2009		Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2009		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Notes 2 and 4)		Carrying Value as of June 30, 2009 (Note 4)		Accumulated Inward Remittance of Earnings as of June 30, 2009
							Outflow	Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	16,179 500)	Note 1	$ (US$	16,179 500)	$—	$—	$ (US$	16,179 500)	100%	$ (US$	112 3)	$ (US$	13,241 404)	$—

Accumulated Investment in Mainland China as of June 30, 2009	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA

$16,179 (US$500)	$16,179 (US$500)	$373,143 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ audited financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amount in Thousands of New Taiwan Dollars)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2009	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$121,635	—	—
					Accounts payable	520,969	—	—
					Payment of receipts under custody	224,382	—	—
					Revenues	347,971	—	—
					Other income	4	—	—
					Operating costs and expenses	2,566,458	—	3
					Property, plant and equipment	268	—	—
					Work in process	88	—	—
					Office supplies	109	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	21,388	—	—
					Accounts payable	50,215	—	—
					Revenues	111,274	—	—
					Operating costs and expenses	150,251	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	14,800	—	—
					Accounts payable	205,965	—	—
					Payables to constructors	1,358	—	—
					Revenues	7,925	—	—
					Other income	2,103	—	—
					Operating costs and expenses	169,862	—	—
					Property, plant and equipment	187,788	—	—
					Intangible assets	10,951	—	—
					Work in process	2,441	—	—
					Spare parts	6,400	—	—
					Other deferred expenses	58	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	13,987	—	—
					Accounts payable	25,173	—	—
					Payment of receipts under custody	3,618	—	—
					Revenues	25,128	—	—
					Operating costs and expenses	24,183	—	—
					Property, plant and equipment	21,770	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	7,613	—	—
					Accounts payable	12,212	—	—
					Revenues	1,182	—	—
					Operating costs and expenses	32,456	—	—
			Unigate Telecom Inc.	a	Revenues	1,276	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	30,306	—	—
					Accounts payable	4,786	—	—
					Payment of receipts under custody	4,680	—	—

(Continued)

				Transaction Details
No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

				Revenues	$8,167	—	—
				Operating costs and expenses	25,844	—	—
		Donghwa Telecom Co., Ltd.	a	Accounts receivable	2,385	—	—
				Accounts payable	36,285	—	—
				Revenues	3,306	—	—
				Operating costs and expenses	6,276	—	—
		Light Era Development Co., Ltd.	a	Accounts payable	494	—	—
				Revenues	2,215	—	—
		InfoExplorer Co., Ltd.	a	Accounts payable	4,405	—	—
				Revenues	474	—	—
				Operating costs and expenses	100	—	—
		Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	974	—	—
				Accounts payable	769
				Payment of receipts under custody	1,843	—	—
				Operating costs and expenses	771	—	—
		Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts payable	1,068	—	—
				Payment of receipts under custody	230	—	—
				Operating costs and expenses	1,083	—	—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	745,115	—	—
				Accounts payable	72,766	—	—
				Receivable of receipts under custody	5	—	—
				Prepaid expense	231	—	—
				Payment of receipts under custody	48,869	—	—
				Revenues	2,566,835	—	3
				Other income	88	—	—
				Operating costs and expenses	347,971	—	—
				Other expenses	4	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Operating costs and expenses	1,002	—	—

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	50,215	—	—
				Accounts payable	21,119	—	—
				Advances from customers	269	—	—
				Revenues	150,251	—	—
				Operating costs and expenses	111,274	—	—
		Unigate Telecom Inc.	c	Accounts payable	1,479	—	—
				Revenues	17	—	—
		Chunghwa Telecom Global, Inc.	c	Operating costs and expenses	10	—	—
		Donghwa Telecom Co., Ltd.	c	Accounts receivable	25	—	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	207,302	—	—
				Accounts payable	14,800	—	—
				Prepaid expense	21	—	—
				Revenues	377,500	—	—
				Operating costs and expenses	10,028	—	—
		Spring House Entertainment Inc.	c	Accounts receivable	100	—	—
				Revenues	501	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

		Chunghwa International Yellow Pages Co., Ltd.	c	Accounts receivable	$17	—	—
				Revenues	1,484	—	—
		Light Era Development Co., Ltd.	c	Revenues	5	—	—

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	28,759	—	—
				Accounts payable	12,790	—	—
				Prepaid expense	32	—	—
				Advances from customers	1,197	—	—
				Revenues	45,953	—	—
				Operating costs and expenses	25,128	—	—
		CHIEF Telecom Inc.	c	Revenues	10	—	—

6	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	12,212	—	—
				Payment of receipts under custody	7,613	—	—
				Revenues	32,456	—	—
				Operating costs and expenses	1,182	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts payable	100	—	—
				Property, plant and equipment	477	—	—
				Operating costs and expenses	24	—	—

7	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	1,276	—	—
		CHIEF Telecom Inc.	c	Accounts receivable	1,479	—	—
				Operating costs and expenses	17	—	—

8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	4,211	—	—
				Receivable of receipts under custody	4,680	—	—
				Prepaid expenses	575	—	—
				Accounts payable	24,245	—	—
				Advances from customers	6,061	—	—
				Revenues	25,844	—	—
				Operating costs and expenses	8,167	—	—
		Senao International Co., Ltd.	c	Revenues	1,002	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts payable	17	—	—
				Operating costs and expenses	292	—	—
				Property, plant and equipment	1,192	—	—

9	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	36,285	—	—
				Accounts payable	2,385	—	—
				Revenues	6,276	—	—
				Operating costs and expenses	3,306	—	—
		CHIEF Telecom Inc.	c	Accounts payable	25	—	—

10	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expense	494	—	—
				Operating costs and expenses	2,215	—	—
		Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	5	—	—

(Continued)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$4,405	—	—
					Revenues	100	—	—
					Operating cost and expenses	474	—	—

	12	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,612	—	—
					Accounts payable	974	—	—
					Revenue	771	—	—

	13	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,068	—	—
					Receivable of receipts under custody	230	—	—
					Revenue	1,083	—	—

2008	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	a	Accounts receivable	19,524	—	—
					Accounts payable	17,024	—	—
					Payment of receipts under custody	602	—	—
					Revenues	99,869	—	—
					Operating cost and expenses	79,872	—	—
			Unigate Telecom Inc.	a	Accounts receivable	58	—	—
					Revenues	327	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	12,724	—	—
					Accounts payable	16,216	—	—
					Payment of receipts under custody	2,595	—	—
					Revenues	13,400	—	—
					Operating cost and expenses	101,364	—	—
			Senao International Co., Ltd.	a	Accounts receivable	273,901	—	—
					Accounts payable	727,653	—	—
					Payment of receipts under custody	323,400	—	—
					Revenues	1,093,469	—	1
					Operating cost and expenses	3,350,546	—	3
					Office supplies	179	—	—
					Work in process	238	—	—
					Property, plant and equipment	257	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	197,902	—	—
					Payables to constructors	45,406	—	—
					Revenues	2,494	—	—
					Other income	418	—	—
					Operating cost and expenses	165,465	—	—
					Inventory	46,796	—	—
					Property, plant and equipment	324,994	—	—
					Intangible assets	3,258	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	67,594	—	—
					Accounts payable	18,128	—	—
					Payment of receipts under custody	8,683	—	—
					Revenues	90,048	—	—
					Other income	77	—	—
					Operating cost and expenses	28,609	—	—
					Property, plant and equipment	37,022	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

		Donghwa Telecom Co., Ltd.	a	Operating cost and expenses	$38,063	—	—
		Spring House Entertainment Inc.	a	Accounts receivable	1,813	—	—
				Revenues	896	—	—
				Operating cost and expenses	15,336	—	—
		Light Era Development Co., Ltd.	a	Accounts receivable	91,134	—	—
				Unearned revenue	80,677	—	—
				Payment of receipts under custody	74,962	—	—
				Revenues	3,141	—	—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,051,053	—	—
				Accounts payable	273,901	—	—
				Revenues	3,351,191	—	3
				Other income	29	—	—
				Operating cost and expenses	1,093,469	—	1
		Chunghwa International Yellow Pages Co., Ltd.	c	Accounts payable	661	—	—
				Other income	1	—	—
				Operating cost and expenses	1,780	—	—

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	17,626	—	—
				Accounts payable	19,524	—	—
				Revenues	79,872	—	—
				Operating cost and expenses	99,869	—	—
		Unigate Telecom Inc.	c	Estimated accounts payable	145	—	—
				Other income	17	—	—
				Operating cost	2,137	—	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	243,308	—	—
				Payment of receipts under custody	2,312	—	—
				Revenues	538,131	—	1
				Other income	70	—	—
				Operating cost and expenses	2,912	—	—

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	26,811	—	—
				Accounts payable	67,594	—	—
				Revenues	65,631	—	—
				Operating cost and expenses	90,125	—	—

6	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts payable	1,813	—	—
				Revenues	15,336	—	—
				Operating cost and expenses	896	—	—

7	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts payable	58	—	—
				Operating cost and expenses	327	—	—
		CHIEF Telecom Inc.	c	Estimated accounts receivable	145	—	—
				Revenues	2,137	—	—
				Operating expenses	17	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$18,811	—	—
				Accounts payable	12,724	—	—
				Revenues	101,364	—	—
				Operating cost and expenses	13,400	—	—
		Senao International Co., Ltd.	c	Accounts receivable	661	—	—
				Revenues	1,780	—	—
				Other expenses	1	—	—

9	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Revenues	38,063	—	—

10	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	155,639	—	—
				Accounts payable	91,134	—	—
				Operating cost and expenses	3,141	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:
	a.	“0” for the Company.
	b.	Subsidiaries are numbered from “1”.
Note 2:	Related party transactions are divided into three categories as follows:
	a.	The Company to subsidiaries.
	b.	Subsidiaries to the Company.
	c.	Subsidiaries to subsidiaries.
Note 3:	Except transaction prices of SENAO, CHIEF and CIYP were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2009, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the six months ended June 30, 2009.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)

Exhibit 4

Chunghwa Telecom Co., Ltd. and Subsidiaries

GAAP Reconciliations of Consolidated Financial Statements for the Six Months Ended June 30, 2008 and 2009

1.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (UNAUDITED) (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the audited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP. For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 20-F filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 22, 2009 (File No. 001-31731). Certain additional adjustments impacting the reconciliation but not included in the SEC Form 20-F referenced above have been included in the notes to the reconciliation below.

1)	Net Income Reconciliation

	Six Months Ended June 30
	2008 As Adjusted (Note 2, Below)	2009
	NT$	NT$

Consolidated net income based on ROC GAAP	$23,622	$22,633
Adjustment:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	8	—
2. Adjustments for depreciation expenses	166	95
b. 10% tax on unappropriated earnings	2,248	2,098
c. Employee bonuses and remuneration to directors and supervisors	(3,993)	—
d. Revenues recognized from deferred income of prepaid phone cards	377	381
e. Revenues recognized from deferred one-time connection fees	959	796
f. Share-based compensation (Note 1)	(12)	(9)
g. Defined benefit pension plan	—	—
i. Income tax effect of US GAAP adjustments	(479)	(627)
Noncontrolling interests of acquired subsidiary (Note 3)	—	(3)
Other minor GAAP differences not listed above	(16)	(19)

Net adjustment	(742)	2,712

Consolidated net income based on US GAAP	$22,880	$25,345

Attributable to
Stockholders of the parent	$22,677	$24,947
Noncontrolling interests	203	398

	$22,880	$25,345

Basic earnings per common share	$2.13	$2.34

Diluted earnings per common share	$2.13	$2.33

(Continued)

	Six Months Ended June 30
	2008 As Adjusted (Note 2, Below)	2009
	NT$	NT$

Weighted-average number of common shares outstanding (in 1,000 shares)	$10,623,035	$10,666,489

Net income per pro forma equivalent ADSs
Basic	$21.3	$23.4

Diluted	$21.3	$23.3

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)	$1,062,304	$1,066,649

(Concluded)

2)	Stockholders’ Equity Reconciliation

		June 30
		2008 As Adjusted (Note 2, Below)	2009
		NT$	NT$

Total stockholders’ equity based on ROC GAAP		$377,683	$365,648
Adjustment:
a.	Property, plant and equipment
	1. Capital surplus reduction	(60,168)	(60,168)
	2. Adjustment on depreciation expenses, and disposal gains and losses	3,819	4,054
	3. Adjustments of revaluation of land	(5,818)	(5,813)
b.	10% tax on unappropriated earnings	(2,090)	(2,049)
c.	Employee bonuses and remuneration to directors and supervisors	—	—
d.	Deferred income of prepaid phone cards
	1. Capital surplus reduction	(2,798)	(2,798)
	2. Adjustment on deferred income recognition	1,504	2,306
e.	Revenues recognized from deferred one-time connection fees
	1. Capital surplus reduction	(18,487)	(18,487)
	2. Adjustment on deferred income recognition	12,197	13,952
f.	Share-based compensation
	1. Adjustment on capital surplus	15,673	15,692
	2. Adjustment on retained earnings	(15,673)	(15,692)
g.	1. Accrual for accumulative other comprehensive income under US SFAS No. 158	31	22
	2. Accrual for pension cost	(30)	(29)
h.	Adjustment for pension plan upon privatization
	1. Adjustment on capital surplus	1,782	1,782
	2. Adjustment on retained earnings	(9,665)	(9,665)

(Continued)

	June 30
	2008 As Adjusted (Note 2, Below)	2009
	NT$	NT$

i. Income tax effect of US GAAP adjustments	$6,484	$5,590
Noncontrolling interests of acquired subsidiary (Note 3)	—	59
Other GAAP differences not listed above	211	175

Net adjustment	(73,028)	(71,069)

Total stockholders’ equity based on US GAAP	$304,655	$294,579

Attributable to
Stockholders of the parent	$302,013	$291,489
Noncontrolling interests	2,642	3,090

	$304,655	$294,579

(Concluded)

3)	Cash Flows Differences

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. SFAS No. 95, “Statement of Cash Flows”. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customer deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. SFAS No. 95.

Note 1:	In August 2007, the ARDF issued ROC SFAS No. 39, “Accounting for Share-based Payment”, which require companies to record share-based payment transactions granted on or after January 1, 2008 using fair value method. There is no impact of the adoption this statement since the Company did not grant options on or after January 1, 2008.
Note 2:	Prior to the adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (SFAS No. 160), the noncontrolling interests in the income of subsidiaries is deducted in arriving at net income. Upon the adoption of SFAS No. 160 beginning from January 1, 2009, the noncontrolling interests forms part of net income. In addition, prior to the adoption of SFAS No. 160, the noncontrolling interests in subsidiaries is classified as mezzanine equity. Upon the adoption SFAS No. 160 beginning from January 1, 2009, the non-controlling interest in subsidiaries is classified as a separate component of shareholders’ equity and the presentation and disclosure requirements of SFAS No. 160 are applied retrospectively for all periods presented. Therefore, from January 1, 2009, there are no differences in presentation for non-controlling interest (or minority interest as referred to under ROC GAAP) between ROC GAAP and US GAAP.

Note 3:	The adjustment to Net Income for the six months ended June 30, 2009 and to Stockholders’ Equity as of June 30, 2009 represents a difference between ROC GAAP and US GAAP for the accounting for business combinations. Under ROC GAAP, the noncontrolling interest in the acquiree is measured at historical cost whereas under US GAAP, the noncontrolling interest in the acquiree is measured at fair value at acquisition date upon the adoption of SFAS No. 141R, “Business Combination” beginning from January 1, 2009. Such adjustment for the six-month period ended June 30, 2009 was caused by the Company’s acquisition of IFE in January 2009. The adjustment to ROC GAAP net income represents additional amortization expense recognized under US GAAP due to the difference between the measurement of noncontrolling interests at historical cost and fair value. The adjustment to stockholders’ equity represents the difference for the measurement of noncontrolling interests at historical cost and fair value after the aforementioned net income adjustment.
Note 4:	There are significant differences in the classification of items on the statements of income under ROC GAAP and US GAAP. These include:

(1)    Incentives paid to third party dealers for inducing business:

•   Under ROC GAAP: Such account is included in operating expenses.

•   Under US GAAP: Such account is included in cost of revenues.

(2)    Gains (losses) on disposal of property, plant and equipment and other assets:

•   Under ROC GAAP: Such account is included in non-operating income (expenses).

•   Under US GAAP: Such account is included in cost of revenues.

2. RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which provides additional guidance on employers’ disclosures about the plan assets of defined benefit pension or other postretirement plans. FAS 132(R)-1 clarifies the disclosures about fair value measurement of pension or other postretirement plant assets are not within the scope of the disclosures requirements of SFAS 157. The disclosures required by FSP FAS 132(R)-1 include a description of how investment allocation decisions are made, major categories of plan assets, valuation techniques used to measure the fair value of plan assets, the impact of measurements using significant unobservable inputs and concentrations of risk within plan assets. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. For the Company, FSP FAS 132(R)-1 will be effective for its 2009 fiscal year and will result in additional disclosures related to the assets of defined benefit pension plans in notes to its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets” (“SFAS No. 166”). SFAS No. 166 is a revision to SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require more information about transfers of financial assets, including securitization transactions, and any continuing exposure to the risks related to such transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS No. 166 is effective for fiscal years beginning after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company believes the adoption of SFAS No. 166 will not have a material impact on its financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 is a revision to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46R), and changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar) rights should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS No 167 revises the approach to determining the primary beneficiary of a variable interest entity (VIE) to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of SFAS No. 167 is not expected to have a significant effect on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”) which replaces SFAS No. 162. SFAS No. 168 launches the FASB Accounting Standard Codification (the “Codification”) as the single source of authoritative U.S. generally accepted accounting principles. The Codification simplifies the classification of accounting standards into one online database under a common referencing system, organized into eight areas, ranging from industry specific to general financial statement matters. The standard is effective for interim and annual periods ending after September 15, 2009. The Company believes the adoption of SFAS No. 168 will not have a material impact on its financial statements.